FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 1-7616


PROCESSED
JUL 08 2003
THOMSON
FINANCIAL

PIONEER CORPORATION
(Translation of registrant's name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date: June 27, 2003

By ______________________

Kaneo Ito
President and Representative Director

This report on Form 6-K contains the following:

1. The Annual Report 2003 to shareholders, prepared on a consolidated basis for the fiscal year ended March 31, 2003.

Pioneer sound.vision.soul

GROWING PROSPECTS

ANNUAL REPORT 2003

Year ended March 31, 2003



2%
25%
43%
Fiscal 1997
Fiscal 2000
Fiscal 2003

The ratio of our strategic product sales to operating revenue expands.



Dear Shareholders,

Managing a company like Pioneer is like navigating an ocean liner. A captain is expected to maintain the right course although the ocean may be peaceful one day, and stormy the next. We overcame many global economic challenges that arose during fiscal 2003 and experienced another successful year.

Our operating revenue reached an all-time high in fiscal 2003, due mainly to widespread acceptance of our strategic products with unique innovations that appealed to customers. Our operating income increased more than 70% and net income nearly doubled year-on-year — affirming our belief that Pioneer's management is on its proper course, despite prevailing sluggish economic conditions in our major markets.

We declared a year-end cash dividend of ¥10.0 (US$0.08) per share of common stock, which marks a ¥2.5 increase over the previous year. Our year-end dividend, together with our interim dividend paid in December 2002, results in annual cash dividends for fiscal 2003 of ¥17.5 (US$0.15), a ¥2.5 increase over the previous year.

Looking ahead, business conditions remain severe, as the economies of our major markets, Japan, North America and Europe, are still weak, and our major products face increasing price competition. We will remain focused on achieving the targets of our medium-term management plan, and restructuring according to our "select and focus" policy.



We have taken steps to make our plasma display production more efficient and we expect our additional production facilities to be completed by spring 2005. Sales of DVD recorders for home use, and DVD-R/RW drives for personal computer (PC) use, are expected to grow strongly, and so are our sales of car navigation systems. Going forward, we aim to advance our business of strategic products and put our production and sales plans into action.

In order to do so, we will continue our initiatives in production and marketing. We plan to keep improving cost efficiency by expanding production in China, although the effects of SARS (Severe Acute Respiratory Syndrome) are difficult to foresee at this time, as well as by lowering the ratio of selling, general and administrative expenses to operating revenue. We have also instituted global supply chain management in some departments to improve management of global inventory. This is expected to improve Pioneer's cash flows and profits.

We believe that our shareholders' confidence and support will steady Pioneer's course, and help lead us to previously uncharted shores of prosperity. We rely on your continued support and understanding in our ongoing effort to increase shareholder value and achieve our other long-term business prospects.

Sincerely yours,

Kanya Matsumoto
Chairman and Representative Director

Kaneo Ito
President and Representative Director

June 27, 2003

BUSINESS RESULTS & FINANCIAL POSITION

OPERATING REVENUE



(Billion yen)
800
600
400
200
0
'01
'02
'03
Net sales
Royalty revenue
Operating revenue = Net sales + Royalty revenue

Operating revenue, the sum of net sales and royalty revenue, was the highest ever, at ¥712,268 million (US$5,935.6 million), up 7.6% over the previous year. This is largely due to increased sales of our strategic products such as plasma displays, DVD recorders for home use, DVD-R/RW drives for PC use and car navigation systems, despite decreased sales of compact stereo systems.

OPERATING INCOME & NET INCOME



(Billion yen)
35
30
25
20
15
10
5
0
'01
'02
'03
Operating income
Net income

Operating income increased 74.8% from the previous year to ¥31,352 million (US$261.3 million). This is mainly attributable to a large increase in sales in Home Electronics, Car Electronics and Others, despite a decline in profit from Patent Licensing due to decreased royalty revenue. Net income also jumped to ¥16,078 million (US$134.0 million) from ¥8,047 million the previous year, reflecting an increase in operating income.

CASH FLOWS



(Billion yen)
100
80
60
40
20
0
-20
-40
-60
'01
'02
'03
Cash flows from operating activities
Cash flows from investing activities
Cash flows from financing activities
Free cash flows (Cash flows from operating activities + Cash flows from investing activities)

With regard to cash flows, ¥91,734 million (US$764.5 million) in cash was generated from operating activities, mainly as a result of net income and depreciation and amortization, as well as decreased accounts receivable and increased accounts payable. ¥35,453 million (US$295.4 million) in cash was used in investing activities such as capital expenditures, while ¥34,680 million (US$289.0 million) in cash was used in such financial activities as debt reduction, repurchase of treasury stock in the market and payment of dividends. As a result, cash and cash equivalents increased by ¥15,367 million (US$128.1 million) from the end of fiscal 2002.

Note: The U.S. dollar amounts in this report represent translation of yen, for convenience only, at the rate of ¥120=US$1.00, the approximate rate prevailing on March 31, 2003. *Billion* is used in the American sense of one thousand million.

EARNINGS PER SHARE

(Yen)



120
100
80
60
40
20
0
'01
'02
'03

CAPITAL EXPENDITURES & DEPRECIATION

(Billion yen)



50
40
30
20
10
0
'01
'02
'03
Capital expenditures
Depreciation and amortization

CASH DIVIDENDS PER SHARE

(Yen)



20
15
10
5
0
'01
'02
'03

BORROWINGS

(Billion yen)



100
80
60
40
20
0
'01
'02
'03
Short-term borrowings and current portion of long-term debt
Long-term debt

ROE & ROA

(%)



6
5
4
3
2
1
'01
'02
'03
ROE (return on equity)
ROA (return on assets)

TOTAL ASSETS & SHAREHOLDERS' EQUITY

(Billion yen)



700
600
500
400
300
200
100
0
56%
54%
49%
'01
'02
'03
Total assets
Shareholders' equity
Shareholders' equity ratio

See page 21 for more details →

REVIEW OF OPERATIONS 2003

BUSINESS SEGMENTS

HOME ELECTRONICS
(Billion yen)



Revenue
Income
250
200
150
100
50
0
10
0
-10
'01
'02
'03

CAR ELECTRONICS
(Billion yen)



Revenue
Income
300
250
200
150
100
50
0
30
25
20
15
10
5
0
'01
'02
'03

PATENT LICENSING
(Billion yen)



Revenue
Income
25
20
15
10
5
0
25
20
15
10
5
0
'01
'02
'03

OTHERS
(Billion yen)



Revenue
Income
200
150
100
50
0
6
4
2
0
-2
'01
'02
'03


Operating revenue *Operating income*

GEOGRAPHIC MARKETS (Operating revenue)

JAPAN
(Billion yen)



300
250
200
150
100
50
0
'01
'02
'03

NORTH AMERICA
(Billion yen)



300
250
200
150
100
50
0
'01
'02
'03

EUROPE
(Billion yen)



300
250
200
150
100
50
0
'01
'02
'03

OTHER REGIONS
(Billion yen)



300
250
200
150
100
50
0
'01
'02
'03

See pages 32 and 33 for more details →

HOME ELECTRONICS

Home Electronics net sales increased 6.2% over the previous year to ¥228,744 million (US$1,906.2 million), despite decreased sales of compact stereo systems, primarily due to a large increase in sales of plasma displays and DVD recorders, in addition to increased sales of home telephones.

Operating income for the Home Electronics segment was ¥384 million (US$3.2 million) in fiscal 2003 compared with a loss of ¥10,811 million in fiscal 2002, reflecting increased profit from plasma displays, primarily as a result of expanded production and improved production efficiency. A successful introduction of DVD recorders with hard disk drive (HDD) was another reason for the turnaround of the profitability of this segment.

◦Stereo Systems ◦Receivers ◦Amplifiers ◦Tuners ◦CD Players ◦CD Recorders ◦MD Systems ◦Cassette Tape Decks ◦Speaker Systems ◦DVD Players ◦DVD Recorders ◦Laser Disc Players ◦Plasma Displays ◦Projection TVs ◦Equipment for Cable-TV Systems ◦Digital Broadcast Set-top Boxes ◦Telephones, and others

PATENT LICENSING

Royalty revenue from Patent Licensing decreased 28.5% from the previous year to ¥12,584 million (US$104.9 million). This was due to a decline in royalty revenue from digital recording products such as CD-R drives, attributable to lower demand for PCs, and expiration of the Company's optical disc-related patents in some areas.

In the Patent Licensing segment, operating income decreased to ¥10,736 million (US$89.5 million) from ¥16,837 million, mainly due to a decline of royalty revenue.

◦Royalties on Optical Disc Recording and Playback, and others

CAR ELECTRONICS

Car Electronics net sales amounted to ¥281,090 million (US$2,342.4 million), up 9.1% over the previous year, primarily reflecting continued expansion of sales in car navigation systems and car CD players both in consumer markets, as well as increased sales of car audio products to automobile manufacturers.

Operating income for the Car Electronics segment in fiscal 2003 amounted to ¥26,126 million (US$217.7 million), up 62.6% from fiscal 2002. Increases of sales both in Japan and overseas, and improved production efficiency as well as cost reductions in car navigation systems are the main reasons.

◦Car Stereos ◦Car CD Players ◦Car MD Players ◦Car DVD Players ◦Car Speakers ◦Car Navigation Systems, and others

OTHERS

Net sales from Others rose 10.8% over the previous year to ¥189,850 million (US$1,582.1 million), primarily reflecting encouraging sales of cellular phone-related devices, including OEL displays, and DVD-R/RW drives for PC use, as well as increased sales of DVD software, despite decreased sales of speaker devices for cellular phones and DVD-ROM drives.

Others segment in fiscal 2003 posted ¥4,089 million (US$34.1 million) operating income, compared with ¥585 million posted in fiscal 2002. This primarily reflects increased sales and cost reduction of DVD-R/RW drives for PC use, and increased sales of DVD software and cellular phone-related devices. Another reason for the improvement in operating income was that the costs incurred in fiscal 2002 in connection with withdrawal from certain businesses were no longer incurred in fiscal 2003.

◦DVD-R/RW Drives ◦DVD-ROM Drives ◦Factory Automation Systems ◦Organic Electroluminescent (OEL) Display Panels ◦Devices and Parts ◦DVDs ◦LDs ◦Prerecorded Videocassettes ◦CDs ◦Optical Disc Manufacturing Systems, and others

Effective fiscal 2003, the Company reclassified reportable segments into four categories — "Home Electronics," "Car Electronics," "Patent Licensing" and "Others." Previous figures for the corresponding period have been restated accordingly.

BUILDING BUSINESS BETTER

PIONEER GROUP VISION MID-TERM STRATEGIC INITIATIVE



(Billion yen)
1,200 –
1,000 –
800 –
600 –
400 –
200 –
0 –
5.6%
2.4%
4.8%
over 10.0%
'01
'02
'03
'06
Operating revenue (actual)
Operating revenue (target)
ROE (actual)
ROE (target)

Business targets:

- No.1 in DVD worldwide
- Establishing a business foundation for plasma and OEL displays
- From stand-alone to network
- Towards the key-device, key-technology business

Financial targets for the fiscal year ending March 2006:

- 1.2 trillion yen of consolidated operating revenue
- ROE (return on equity) in excess of 10%

ACHIEVING OUR VISION

In 1998, Pioneer announced "Pioneer Group Vision" with the intent of renewing the Company and its business, focusing on two financial targets for the fiscal year ending March 2006 and four business targets. Since then, Pioneer has made a significant effort to achieve these targets.

When fiscal 2003 is compared with fiscal 1999 — the fiscal year when our Group Vision was first announced — the consolidated operating revenue increased from ¥581 billion to ¥712 billion, and ROE improved from 0.4% to 4.8%. This is primarily a result of increased sales of strategic products such as plasma displays, DVD-related products and car navigation systems, and our ongoing process of restructuring. We also carried out business restructuring to reflect our "select and focus" policy, lowered the ratio of our selling, general and administrative expenses to operating revenue, and reduced inventories.

Operating income from patent licensing has long been a dominant source of operating income for Pioneer, but in recent years a substantial number of licenses have started to expire in certain regions of the world. However, sales of strategic products have grown, and in fiscal 2003, they accounted for more than 40 percent of the total Pioneer sales, with total operating income from home electronics, car electronics and other product sales surpassing that from patent licensing.

Pioneer was first in the world to introduce car navigation systems in consumer markets in 1990, and this business has grown to be one

Kanya Matsumoto, Chairman

Kaneo Ito, President

of Pioneer's major businesses, in terms of both sales and profits. Pioneer now has a leading market share in this product category in Japan. Feeding this market momentum are such new Pioneer car navigation systems as a model with built-in HDD. By pushing innovation that stimulates more widespread use of car navigation systems, Pioneer continues to lead the market in Japan. In overseas markets, Pioneer is making efforts to expand the use of the systems by promoting their convenience and benefits.

Our plasma display business also experienced major growth and posted operating income in fiscal 2003. We sold about 100 thousand units in that year, about twice as many as in the previous year. As demand for plasma displays grows, we will devote additional necessary resources to this business, creating new production lines in the process.

The profitability of our rewritable DVD business improved due to rising sales of DVD-R/RW drives for PC use, and DVD recorders with HDD introduced in 2002 for the home entertainment market. As we increase DVD-R/RW drive production, we will be able to reduce our production costs for both the drives and DVD recorders, which share their main parts.

In addition to these strategic products, other major products in development include those that feature the next-generation large-capacity "Blu-ray Disc" rewritable optical disc format that Pioneer is co-developing with eight major manufacturers, as well as active-matrix full-color OEL displays. We are speeding up development to introduce these products early to the market.





Blu-ray Disc prototype.



Active-matrix full-color OEL display film.

Our strategic products such as plasma displays, DVD recorders and car navigation systems are expected to face increasingly severe competition, as they become more popular among consumers. Pioneer will seek to capitalize on its status as industry forerunner, widen its market lead and increase profits to realize our Group Vision.

OUR CHINA PUSH PROGRESSES

With a population reportedly exceeding 1.3 billion and rapid economic growth, China is one of the world's most attractive markets, although the effects of SARS on that country are not foreseeable at this time, and is expected to play an increasingly important role for Pioneer, in terms of production and sales, toward realizing our Group Vision.

We are reviewing the Pioneer group's global production as part of a larger process of restructuring and cost reduction. Pioneer started mass production in Dongguan and Shanghai in 2001. As we continue to adopt cost-cutting measures, we aim to expand production in China.

We are designing products that use locally procured parts wherever possible. Since parts procurement accounts for a large portion of costs, Pioneer is striving to expand local procurement dramatically.

Pioneer's overriding priority in terms of sales in China is to strengthen marketing and brand recognition. Currently, Pioneer is organizing domestic distribution channels within China that focus on sales of value-added products such as plasma displays, home theater systems and car CD players.


JAPAN
Tokyo
Shanghai
CHINA
Dongguan
Hong Kong
Headquarters
Sales/marketing subsidiary
Manufacturing subsidiary
Other subsidiary

MAINTAINING PIONEER'S HIGH R&D EXPENSE RATIO


(Million yen)
45,388
6.4%
39,050
37,105
33,265
31,131
5.9
5.8
e.
5.4
5.4
p.
'99
'00
'01
'02
'03
e.=R&D expenses
p.=as % operating revenue

(Fiscal year, ended March 31)

The ratio of R&D expenses to net sales
in Japanese manufacturing industry


(%)
5.0
4.0
3.0
2.0
1.0
0
'98
'99
'00
'01
'02
(Fiscal year, ended March 31)

Data: News bulletin on Basic Survey of Business Activities, Ministry of Economy, Trade and Industry, Japan

INVESTING IN OUR FUTURE

Research and Development Advances

Pioneer's continuous research and development has focused on high-density recording, flat panel displays, digital signal processing, information/communication technologies, and core LSIs.

Our major activities and achievements during fiscal 2003 are outlined below.

BLU-RAY DISC

In February 2002, a nine-company consortium including Pioneer jointly announced a next-generation large-capacity rewritable optical disc format, "Blu-ray Disc." Using blue-violet laser beams, this format enables 23.3-, 25- or 27-gigabyte recording, rewriting and playback on a one-sided 5-inch (12cm)-diameter disc, which is enough to hold more than two hours of digital high-definition video recording. In June 2002, the consortium published specifications for the Blu-ray Disc rewritable format, and began licensing it in February 2003.

In another collaboration, together with TDK Corporation, Pioneer has developed a write-once disc with a recording layer free of materials which may harm the environment, and highly compatible with the Blu-ray Disc rewritable format. This new write-once disc was presented in July 2002 at ISOM/ODS 2002 (Joint International Symposium on Optical Memory and Optical Data Storage), and in December 2002 at Eco-Products 2002, a Tokyo exhibition showcasing environment-friendly products and services.

STREAMING VIDEO DELIVERY IN BROADBAND

Pioneer is developing technology for delivering video content through optical fiber in broadband communication environments.

During fiscal 2003, five companies, including Nippon Telegraph and Telephone Corporation (NTT) and Pioneer, succeeded in interconnectivity tests among prototypes that employ the video-on-demand (VOD) control protocol*, which enables viewers to watch requested video programs on demand. This is believed to be a major contribution to the standardization of streaming video delivery technologies**, which is expected to enhance both the quantity and quality of online content and interactive services.

Together with NTT, Pioneer has developed a technology for transferring digital high-definition video content at speeds as high as 25 Mbps, utilizing MPEG-2, an international standard for compression of video data, which is also used as a basic technology for DVDs. This is expected to enrich Internet video streaming with high-quality pictures and sound.



Blu-ray Disc prototype.



Digital high-definition video delivery via streaming video delivery technology.

* This protocol is prescribed by the HIKARI Service Architecture Consortium, which consists of approximately 80 companies that study technologies and the protection of intellectual property rights in broadband communication environments.

**Streaming video delivery technology allows simultaneous reception and viewing of video content via networks such as the Internet.

PIONEER PLASMA DISPLAYS AND DVD RECORDERS REAP BIG REWARDS


(Thousand units)
600
d.
220
160
100
p.
50
35
25
20
50
20
'00
'01
'02
'03
'04
(Fiscal year, ended March 31)
actual
forecast
d.=DVD recorder units sold
p.=Plasma display units sold

The forecast presented in the chart for fiscal 2004 ending March 2004 is based on Pioneer's estimate information available as of April 25, 2003. Caution: risks and uncertainties are involved, actual results may differ from those shown here and we make no guarantees regarding this forecast.


Extrapolating global demand
in plasma display industry
(Thousand units)
2,500
2,000
1,500
1,000
500
0
actual
estimate
'01
'02
'03
'04
'05
(Calendar year)

Data: Japan Electronics and Information Technology Industries Association (JEITA)

FOR BETTER LIFESTYLE

Toward a New World of Home Entertainment

PLASMA DISPLAYS TAKE CENTER STAGE

The growing use of higher-resolution digital broadcasts and DVD-based content points to plasma displays becoming the screens of choice for the expanding large-screen display market.

The prospect for plasma displays is encouraging. The Japan Electronics and Information Technology Industries Association (JEITA) forecasts that the world market for plasma displays will reach about 2.3 million units per year in 2005.

Pioneer, a leading company in this field, currently operates two production lines with a combined capacity of about 150 thousand plasma displays per year, and yield rates at the lines, currently over 85%, are steadily improving. To serve this rapidly expanding demand, we are planning to expand production capacity to approximately 500 thousand units per year by 2005.

Pioneer's current lineup of 50-inch and 43-inch plasma displays, developed to accommodate the growing market for large-screen displays, enjoys an excellent reputation.

As we push to widen our technological lead in display panels against our competitors, we are working on every front to reduce costs and improve energy efficiency and economy of the panel manufacturing process.

DVD RECORDING FOR KEEPS

DVD recorders that incorporate HDD and enable easy recording of TV programs are replacing videocassette recorders.

In 1999, Pioneer was first in the world to introduce a DVD recorder for consumer use. Since November 2002, we have launched in Japan DVD recorders with a built-in high-capacity HDD. Outside of Japan, we plan to introduce these models in 2003.

The models with HDDs of 80 and 120 gigabytes, can store up to about 102 hours and 153 hours of video, respectively. Also, these models are capable of up to 24X recording from HDD to DVD discs.

We will continue to strive to be competitive in terms of pricing and are promoting the advantages of our DVD recorders, such as the capability of DVD-R/RW discs recorded by our recorders to be played on many DVD players in the market, which is expected to help expand our global market share.



Pioneer home theater complete with plasma display, DVD recorder and packaged DVD system consisting of DVD player, audio/video receiver and six speakers.

Plasma display (Simulated picture)

DVD recorder

DVD home theater system package

PIONEER CAR NAVIGATION SALES GROW


(Thousand units)
370
330
300
170
c.
'01
'02
'03
'04
actual
forecast
c.=Car navigation units sold
(Consumer market, Japan)
(Fiscal year, ended March 31)

The forecast presented in the chart for fiscal 2004 ending March 2004 is based on Pioneer's estimate information available as of April 25, 2003.
Caution: risks and uncertainties are involved, actual results may differ from those shown here and we make no guarantees regarding this forecast.

Extrapolating global demand in car navigation industry

(Thousand units)

8,000 –
6,000 –
4,000 –
2,000 –
0 –

actual
estimate

'01 '02 '03 '04 '05
(Calendar year)

Data: JEITA

DRIVING AHEAD

Fast-Forwarding Mobile Entertainment



A new DVD car navigation system for rear-seat passenger entertainment.
(simulated picture at left)

CUTTING-EDGE CAR NAVIGATION

Car navigation systems are becoming indispensable tools for any driving situation. Pioneer's new types of DVD-based car navigation systems introduced in Japan in 2001 have earned praise for their easy operability and affordable prices.

In 2002, we also introduced an even more advanced car navigation system incorporating a wireless communication module that connects to a cellular phone network, so the system can automatically update its navigation maps stored in memory. With this setup, up-to-the-minute weather and other convenient information, and e-mail access are optionally available.

In February 2003, our reputation was enhanced by a newly introduced DVD model that enables users to enjoy DVD entertainment software on an additional monitor from the rear seat even while navigation functions are operating.

Our car navigation lineup will gain strength with our rollout of new models that offer built-in HDD and technology upgrades. We intend to lead this market by cultivating demand, introducing innovative products and distributing them throughout world markets.

CAR CD PLAYERS ON THE GO

Pioneer's car audio products remain a vital driving force of the Company and the continuing growth in demand for car CD players upholds our standing as a dominant player in the global car electronics industry.

Attuned to the tastes of its core customers in this market, Pioneer manufactures car CD players that enjoy an excellent reputation for features such as OEL displays and MP3 audio compression format file compatibility.

Superior sound quality and technology give us an edge. Pioneer plans to further tap growing markets in Asia, Central America and South America, thereby expanding its lead in the global market.



The world's first car navigation system for consumer markets incorporating a data communication module.


SHORELINE VILLAGE DR
DOWNTOWN
SHORELINE VILLAGE DR (LONG BEACH)

Pioneer is also advancing car navigation business overseas.



Car CD player featuring Pioneer OEL display and MP3 playback.

PIONEER DVD-R/RW DRIVE SALES GROW


(Thousand units)
4,000
2,200
1,000
d.
30
actual
forecast
'01
'02
'03
'04
d. =DVD-R/RW drive units sold
(Fiscal year, ended March 31)

The forecast presented in the chart for fiscal 2004 ending March 2004 is based on Pioneer's estimate information available as of April 25, 2003.
Caution: risks and uncertainties are involved, actual results may differ from those shown here and we make no guarantees regarding this forecast.

Extrapolating global demand in PC-use rewritable/write-once DVD drives* industry


(Thousand units)
60,000
50,000
40,000
30,000
20,000
10,000
0
actual
estimate
'01
'02
'03
'04
'05
(Calendar year)

*DVD-RW, DVD-R, DVD-RAM, DVD+RW

Data: JEITA

BROADENING OUR BASE

Ahead of the Curve in New Market Expansion Worldwide

DVD-R/RW DRIVES TO THE TOP

When it comes to DVD-R/RW drives for PC use, Pioneer is one of the world's major manufacturers, and its performance earns awards from PC magazines in North America and Europe.

We supply the DVD-R/RW drives on an original-equipment-manufacturing basis to PC makers, and also sell them as Pioneer-branded computer peripherals to the consumer market.

2002 saw the debut of new DVD-R/RW drive models capable of 2X rewritable DVD-RW recording and 4X write-once DVD-R recording.

Also, we introduced to the market new slim-type DVD-R/RW drives, mainly designed for use as notebook PC peripherals, reflecting intensifying focus on notebook computers in the PC market. We intend to expand the lineup and establish a firm foundation as a leading company in this field.

PROMOTING THE KEY DEVICE BUSINESS

Pioneer is supplying a growing array of devices to industry customers.

Our OEL displays, for example, have been selected by cellular phone and car audio manufacturers worldwide. Plasma display modules, optical disc pickups and speaker devices for cellular phones are also essential components of some of the most popular consumer electronics products. We intend to promote the technologies we develop, and expand our key devices business.

DVD MARKET EXPANDS

Pioneer's software business consists of DVD software, prerecorded videocassettes and PC software such as maps.

As the use of DVD players expands worldwide, our revenue from DVD titles is on the rise. In fiscal 2003, our DVD of the movie *Shaolin Soccer* sold well in Japan.

Our OEL displays for cellular phones.



Space-saving, slim-type DVD-R/RW drive.



Shaolin Soccer was a DVD software hit in Japan.

Released by KlockWorx Co., Ltd.
Distributed by Pioneer LDC, Inc.

STANDBY POWER CONSUMPTION FALLS TO AN ABSOLUTE MINIMUM


0.6W
s.
0.4W
0.35W
0.35W
0.065W
'99
X-MC5MD
'00
X-NT77MD
'01
X-RS77PRO
'02
X-RS70
'03
X-PR9DV

(Calendar year)

s. =Standby power consumption (Pioneer audio products in Japan)



The ratio of recycled to all industrial waste in Japan



(%)
50
40
30
20
10
0
'97
'98
'99
'00
'01
(Fiscal year, ended March 31)

Data: Disposal and Treatment of Industrial Wastes, Ministry of the Environment, Japan

GOING GREEN

Toward More Sustainable Operations

Pioneer is committed to preserving invaluable environmental resources for posterity. We translate this into action by encouraging all members of the Pioneer group to apply this commitment in their planning, development, manufacturing, marketing and all other operations. By raising product energy efficiency, eliminating use of hazardous materials, applying global environmental standards, and procuring ecology-friendly parts, Pioneer is introducing cleaner, greener products and business practices. To integrate, implement and advance these initiatives, in May 2002, we held the first Environmental Meeting attended by Pioneer group companies throughout the world.

LESS ELECTRICITY REQUIRED

Power consumption needs to be reduced not only while the product is in use, but also in standby mode.

In 1999, Pioneer adopted a standby power consumption limit of less than one watt for newly designed products — a figure that was further reduced to less than 0.5 watt in 2002, through Pioneer's Standby Power Consumption Reduction Program. Power consumption during operation has also been minimized. In particular, compared to our 50-inch plasma display model released in 1997, the 1999 model uses about 15 percent less energy and a recent 2002 model uses about 34 percent less energy.

TOWARD ZERO EMISSIONS

The ultimate ideal of Pioneer's "Zero Emissions" push is to eliminate our waste destined for landfill.

Despite our waste separation and recycling campaign, until recently we have incinerated burnable waste such as paper, and buried non-combustible waste such as rubber. Now, we are taking the initiative to implement more effective recycling. Rubber, for example, under this new system is burned at high temperatures in a *gasifying fusion furnace*, creating two useful byproducts in the process: heat which is used to generate electricity, and ash for use as construction material.

We completed a Zero Emissions initiative at our Tokorozawa, Kawagoe and Kofu plants in 2002, and at our plasma display manufacturing subsidiary in 2003. By 2006, we plan to have implemented Zero Emissions operations throughout all our production plants worldwide.



Our compact stereo system "X-PR9DV" realized power consumption of 0.065 watts in standby mode.



Pioneer aims to recycle as much as 100% of the waste generated within the company.



Pioneer
ENVIRONMENTAL REPORT
2003

Pioneer's environmental report is available at: http://www.pioneer.co.jp/environment/e

MANAGEMENT

(As of June 27, 2003)



Chairman and Representative Director
Kanya Matsumoto



President and Representative Director
Kaneo Ito



Executive Vice President and Representative Director
Yoshimichi Inada



Executive Vice President and Representative Director
Katsuhiro Abe

SENIOR MANAGING DIRECTORS

Akira Niijima
Takashi Kobayashi

MANAGING DIRECTORS

Tadahiro Yamaguchi
Satoshi Matsumoto
Tamihiko Sudo
Osamu Yamada

DIRECTORS

Koichi Shimizu
Hajime Ishizuka
Tatsuhiro Ishikawa

SENIOR MANAGING EXECUTIVE OFFICER

Masaru Saotome

SENIOR EXECUTIVE OFFICERS

Kazunori Yamamoto
Shungo Minato
Kiyoshi Uchida
Seiichiro Kurihara

EXECUTIVE OFFICERS

Koki Aizawa
Toshihiko Norizuki
Buntarou Nishikawa
Osamu Takada
Masao Kawabata
Sumitaka Matsumura
Yoshio Taniyama
Hideki Okayasu
Chojuro Yamamitsu
Masaharu Yoshino
Kenji Sato
Yoichi Sato
Toshiyuki Ito
Susumu Kotani

CORPORATE AUDITORS

Makoto Koshiba*
Shinji Yasuda*
Terumichi Tsuchida
Isao Moriya
Keiichi Nishikido

*full time

FINANCIAL SECTION

Five-Year Summary of Operations	21
Financial Review	22
Quarterly Information	34
Consolidated Balance Sheets	35
Consolidated Statements of Income	37
Consolidated Statements of Shareholders' Equity	38
Consolidated Statements of Cash Flows	39
Notes to Consolidated Financial Statements	40
Independent Auditors' Report	63

Five-Year Summary of Operations

Pioneer Corporation and Subsidiaries
Year ended March 31

In millions of yen and thousands of U.S. dollars except per share information					Yen	U.S. Dollars
	1999	2000	2001	2002	**2003**	**2003**
Operating revenue:						
Net sales	¥560,989	¥591,213	¥619,828	¥644,537	**¥699,684**	**$5,830,700**
Royalty revenue	20,208	19,460	20,530	17,588	**12,584**	**104,867**
Total	581,197	610,673	640,358	662,125	**712,268**	**5,935,567**
Operating income	17,433	18,852	32,905	17,941	**31,352**	**261,267**
Net income	1,159	13,075	18,298	8,047	**16,078**	**133,983**
Per share of common stock and per American Depositary Share:						
Net income						
Basic	6.45	72.81	101.76	44.70	**90.24**	**0.75**
Diluted	6.45	72.80	101.70	44.69	**90.24**	**0.75**
Cash dividends	10.00	10.00	15.00	15.00	**17.50**	**0.15**
Shareholders' equity	1,744.38	1,739.87	1,873.29	1,927.16	**1,814.88**	**15.12**
Capital expenditures	33,070	25,458	42,183	46,996	**40,782**	**339,850**
Depreciation and amortization	32,117	32,852	32,405	36,782	**36,387**	**303,225**
Research and development expenses	31,131	33,265	37,105	39,050	**45,388**	**378,233**
Total assets	592,407	601,137	605,156	645,129	**647,029**	**5,391,908**
Borrowings:						
Short-term borrowings and current portion of long-term debt	52,608	78,553	45,567	48,418	**30,867**	**257,225**
Long-term debt	82,958	47,060	38,304	35,677	**32,196**	**268,300**
Total	135,566	125,613	83,871	84,095	**63,063**	**525,525**
Shareholders' equity	313,244	312,460	336,995	347,003	**318,393**	**2,653,275**
Return on equity	0.4%	4.2%	5.6%	2.4%	**4.8%**	
Return on assets	0.2%	2.2%	3.0%	1.3%	**2.5%**	
Weighted average number of shares outstanding (in thousands)	179,573	179,574	179,813	180,032	**178,168**	
Number of shares outstanding (in thousands)	179,573	179,588	179,894	180,064	**180,064**	
Number of employees	23,647	27,414	28,871	31,220	**34,656**	

Notes: 1. Basic net income per share of common stock and per American Depositary Share ("ADS") has been computed based on the weighted average number of shares outstanding during each year. Diluted net income per share of common stock and ADS has been computed on the basis that all dilutive warrants and stock options were exercised.

2. All dollar figures herein refer to U.S. currency unless otherwise specified. The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥120=U.S.$1.00, the approximate current rate prevailing on March 31, 2003.

3. Return on equity represents net income as a percentage of average shareholders' equity. Return on assets represents net income as a percentage of average total assets.

4. In fiscal 2000, the Company changed the reporting of income from patents and related expenses which had been previously presented in "Other income (expenses)." The gross patent revenue is presented as "Royalty revenue" and the related expenses are included in "Selling, general and administrative expenses." Previously reported amounts have been reclassified to conform to this presentation.

5. In fiscal 2003, the Company adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The adoption resulted in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Also, starting fiscal 2003, the Company classified losses on sale and disposal of fixed assets, which were previously included in Other — net in Other income (expense), into selling, general and administrative expenses. Previously reported amounts have been reclassified accordingly.

Critical Accounting Policies and Estimates

The following analysis of financial conditions and results of operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, except for segment data which is prepared in accordance with the regulations under the Securities and Exchange Law of Japan.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer incentives, bad debts, inventories, investments, income taxes, financing operations, warranty obligations, retirement benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates due to the inherent uncertainty involved in making estimates.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

Sales are generally recorded when merchandise is shipped to customers based on purchase orders or when services are rendered to the third parties. In certain cases, terms of the contract require the product to pass customer inspection after shipment and we record the sale upon satisfactory customer acceptance. Royalty revenue is recognized based on royalty statements from licensees. Estimated reductions to revenue are recorded for customer incentive offerings such as volume incentive rebate, cash discounts and co-operative advertising, based on experience. Should a greater proportion of customers redeem incentives than we estimate, additional reductions to revenue may be required.

Allowances for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranties

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates and service costs that may be incurred in correcting a product failure. The estimate of warranty cost is based on historical information, and should actual product failure rates or service costs differ from our estimates, revisions to the estimated warranty liability may be required.

Inventories

We write down inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by the management, additional inventory write-downs may be required.

Impairment of investments

We hold minority interests in customers and financial institutions for the purpose of maintaining long-term relationships, some of which are in publicly traded companies whose share prices are highly volatile and some of which are in non-publicly traded companies whose value is difficult to determine. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. For investment in publicly traded stocks, we assume the decline is other than temporary when market value is less than cost generally for a period of six to nine months. For investment in non-publicly traded companies, we record impairment loss when net assets of the investee declined generally by 30% to

50% due to losses incurred. During fiscal 2003, a ¥1.3 billion impairment loss was recognized in income as a result of decline in prices of stocks in our portfolio. The unrealized losses in the portfolio at the end of fiscal 2003 were immaterial. Future adverse changes in stock market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

Deferred tax assets

We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we will not be able to realize all or part of the net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination is made. Likewise, should we determine that we will be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Pension benefit costs

Employee retirement benefit costs and obligations are dependent on assumptions used in the actuarial calculations. These assumptions include discount rates, future compensation levels, retirement rates and mortality rates which are based upon current statistical data, as well as long-term returns on plan assets and other factors. For pension plans of the parent company and domestic subsidiaries, the discount rates are based on the market yield from Japanese Government Bonds adjusted for the assumed duration of the pension benefit payment for current employees. The discount rate for our domestic contributory welfare pension plan is further adjusted to reflect pension obligations that can be transferred to the Japanese government. Expected rates of return on assets are based on weighted average of expected long-term return on each asset class in which pension assets are invested. If actual results differ from the assumptions or assumptions are changed, the resulting effects are accumulated and systematically recognized over future periods and, therefore, generally affect recognized expense and the recorded obligations in future periods. Recent declines of discount rates and negative returns on plan assets would adversely affect our pension benefit costs. Amortization of unrecognized net actuarial loss, which is a component of pension benefit costs and represents systematic expense recognition of effects of changes in assumptions and difference between assumptions and actual results, for our domestic pension plans increased to ¥2.9 billion in fiscal 2003 from ¥2.0 billion in fiscal 2002, and the same trend is expected to continue in fiscal 2004. Lowering the discount rates for pension plans in Japan by 0.5% would have increased the projected benefit obligation at the end of fiscal 2003 by approximately ¥14 billion and would increase the pension cost for fiscal 2004 by approximately ¥1.3 billion. Lowering the expected rate of return on plan assets by 0.5% would increase the pension cost for fiscal 2004 by approximately ¥0.4 billion.

Year ended March 31, 2003, compared with year ended March 31, 2002

Summary

During fiscal 2003, which ended March 31, 2003, economic conditions continued to be generally unfavorable worldwide, with sluggish stock prices in the world's major stock markets, growing tension in the Middle East, and resulting slow consumer spending worldwide. In the foreign exchange markets, the average value of the yen during fiscal 2003 was approximately 3% higher against the U.S. dollar and approximately 9% lower against the euro, compared with fiscal 2002. In these difficult economic conditions, operating revenue, the sum of net sales and royalty revenue, for fiscal 2003 was the highest ever, at ¥712.3 billion, up 7.6% from fiscal 2002. Operating income was ¥31.4 billion, a 74.8% increase from ¥17.9 billion recorded in fiscal 2002, and net income increased to ¥16.1 billion, almost double that of ¥8.0 billion posted in fiscal 2002.

Reclassifications

Effective fiscal 2003, we adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The adoption resulted in a reduction in net sales and a corresponding decrease in selling, general and administrative (SGA) expenses, with no effect on operating income. For fiscal 2002, ¥6.8 billion was reclassified from SGA expenses to a sales reduction to conform to this presentation.

In addition, effective fiscal 2003, we classified losses on sale and disposal of fixed assets, which were previously included in "Other — net" in other income (expense), into SGA expenses. For fiscal 2002, ¥3.3 billion was reclassified from Other — net to SGA expenses.

Also, we reclassified reportable segments into four categories — "Home Electronics," "Car Electronics," "Patent Licensing" and "Others." Previous figures for the corresponding periods have been restated accordingly.

Impact of foreign exchange fluctuations

The estimated effect of changes in yen exchange rates from fiscal 2002 was to increase operating revenue and operating income by ¥4.4 billion and ¥4.3 billion, respectively. Such estimates are obtained by applying the yen's daily average exchange rates in the Tokyo foreign exchange market in fiscal 2002 to foreign currency-denominated operating revenue, cost of sales and SGA expenses, and do not account for the effect of changes to sales prices implemented in accordance with foreign exchange fluctuations.

Net sales and royalty revenue

Net sales amounted to ¥699.7 billion, an 8.6% increase over fiscal 2002. Net sales in Japan came to ¥281.5 billion, up 17.1% from fiscal 2002, and overseas net sales increased 3.5% to ¥418.2 billion.

Home Electronics net sales increased 6.2% over fiscal 2002, amounting to ¥228.7 billion, primarily as a result of increased sales of plasma displays and DVD recorders, and despite decreased sales of compact stereo systems worldwide. Net sales of plasma displays, particularly for home use, grew both in Japan and overseas to approximately twice the levels in fiscal 2002 both in terms of units sold and yen. In Japan sales of DVD recorders increased as a result of successful introduction of the models with a large-capacity hard disk drive (HDD) in the second half of fiscal 2003. As a result of the increased sales of DVD recorders and plasma displays with growth of home telephones sales, total *Home Electronics* sales in Japan increased by 24.7% to ¥72.5 billion despite decreased sales of compact stereo systems. Overseas, sales were almost the same as fiscal 2002 at ¥156.3 billion. This primarily reflects a large increase in the sale of plasma displays for home use overseas and a favorable effect of the yen's depreciation against the euro, which increased sales in terms of yen in Europe, offsetting falling sales of digital broadcast set-top boxes in Europe and compact stereo systems in North America and Europe.

Car Electronics net sales rose 9.1% to ¥281.1 billion, growing both in Japan and overseas. In Japan, net sales increased 10.6% to ¥105.7 billion, mainly due to continuing strong sales in the consumer market of two types of car navigation systems, advanced HDD models and affordable, easy-to-operate DVD models. Overseas net sales also increased 8.2% to ¥175.4 billion, primarily due to growing sales of car CD players in consumer markets, particularly in North America, reflecting changes in consumer demands from cassette car stereos to car CD players. Sales of car audio products to automobile manufacturers increased as well, mainly in North America.

Royalty revenue from *Patent Licensing* decreased 28.5% to ¥12.6 billion, compared to that of fiscal 2002. This was attributable to a decline in royalty revenue from digital recording products such as CD-R drives, resulting from lower personal computer (PC) demand, and expiration of our optical disc-related patents in some areas.

Net sales for *Others* rose 10.8% over fiscal 2002 to ¥189.9 billion. Sales of DVD-R/RW drives to PC makers increased both in Japan and overseas despite generally lower PC demand, primarily reflecting a shift in demand from DVD-ROM drives toward DVD-R/RW drives. In Japan, net sales increased 19.2% to ¥103.2 billion. In addition to increased sales of DVD-R/RW drives, sales growth of DVD software and cellular phone-related devices, including organic electro-luminescent (OEL) displays primarily contributed to the increase. Overseas, net sales were up 2.1% over fiscal 2002 to ¥86.6 billion, primarily due to increased sales of DVD-R/RW drives, optical disc manufacturing systems in Asia, and DVD software in North America, although sales of speaker devices for cellular phones and DVD-ROM drives decreased. The shift of our sales and manufacturing resources toward DVD-R/RW drives was a major factor leading to decreased sales of DVD-ROM drives overseas.

Cost of sales and selling, general and administrative expenses

Cost of sales increased to ¥498.5 billion from fiscal 2002's ¥465.3 billion associated with an increase of net sales. However, cost of sales as a percentage of operating revenue declined 0.3 percentage points to 70.0%. Gross profit margin in Car Electronics Business improved as a result of cost reductions in car navigation systems and favorable effects of higher sales of car electronics products, absorbing factory overhead. A weaker yen against the euro favorably affected gross profit margin, as well.

SGA expenses increased by 2.0% or ¥3.6 billion over fiscal 2002 to ¥182.4 billion. Personnel-related expenses increased by ¥6.3 billion. This primarily reflected increased costs for pension plans in Japan and overseas due to declines of discount rates used in calculation of pension obligations and lower returns from pension assets as a result of poor conditions in the stock markets worldwide. Also, losses on sale and disposal of fixed assets increased by ¥1.2 billion. The increased losses were mainly attributable to losses incurred in conversion of optical disc production facilities at the Kofu Plant in Yamanashi, Japan into plasma display panel production facilities to satisfy growing demand for plasma displays. This conversion is in line with our policy to concentrate business resources to strategically selected business areas. On the other hand, advertising and sales promotion expense decreased compared with fiscal 2002, when we vigorously promoted the Pioneer brand name and our strategic products such as plasma displays worldwide. The ratio of SGA expenses to operating revenue decreased 1.4 percentage points to 25.6%.

R&D expenditures, which are included in cost of sales and SGA expenses, increased 16.2% to ¥45.4 billion, representing 6.4% of operating revenue. The increase primarily reflected R&D activities to enhance our technological advantage in our strategic products such as car navigation systems, plasma displays, DVD recorders and digital cable-TV set-top boxes.

Operating income

Operating income in fiscal 2003 was ¥31.4 billion, a 74.8% increase from ¥17.9 billion recorded in fiscal 2002, mainly resulting from increased net sales and improved gross profit margin. Operating income for the *Home Electronics* segment was ¥0.4 billion in fiscal 2003 compared with a loss of ¥10.8 billion in fiscal 2002, reflecting increased profit from plasma displays, primarily as a result of expanded production and improved production efficiency. A successful introduction of DVD recorders with HDD was another reason for the turnaround of the profitability of this segment. Operating income for the *Car Electronics* segment in fiscal 2003 amounted to ¥26.1

billion, up 62.6% from fiscal 2002. Increases of sales both in Japan and overseas, and improved production efficiency as well as cost reductions in car navigation systems are the main reasons. In the *Patent Licensing* segment, operating income decreased to ¥10.7 billion from ¥16.8 billion, mainly due to a decline of royalty revenue. *Others* segment in fiscal 2003 posted ¥4.1 billion operating income, compared with ¥0.6 billion posted in fiscal 2002. This primarily reflects increased sales and cost reduction of DVD-R/RW drives for PC use, and increased sales of DVD software and cellular phone-related devices. Another reason for the improvement in operating income was that the costs incurred in fiscal 2002 in connection with withdrawal from certain businesses were no longer incurred in fiscal 2003.

Other income (expense)

Other expense, on a net basis, increased from an expense of ¥2.6 billion to ¥2.7 billion. Net interest (interest income, less interest expense) was an expense of ¥0.7 billion, compared with an expense of ¥0.4 billion in fiscal 2002, mainly due to decreased interest income, which reflected declining interest rates in the U.S. financial market. Gain on sale of subsidiaries' stock was ¥0.8 billion in fiscal 2003, while there was no gain on the sale of subsidiaries in fiscal 2002. The sale of subsidiaries, mainly in karaoke-related business, is also in line with our policy to concentrate business resources to strategically selected business areas. Foreign exchange gain (loss) swung from ¥0.3 billion gain recorded in fiscal 2002 to ¥2.0 billion loss in fiscal 2003. The losses in fiscal 2003 primarily arose from conversion of U.S. dollar deposit and receivables into yen due to the yen's appreciation against the U.S. dollar during fiscal 2003. Other — net decreased from expense of ¥2.5 billion to expense of ¥0.8 billion. Losses on write-down of investments decreased to ¥1.4 billion in fiscal 2003, compared with ¥2.3 billion losses recorded in fiscal 2002, as the decline in market value of our investments in marketable equity securities was smaller in fiscal 2003.

Income before income taxes

Income before income taxes in fiscal 2003 increased 86.6% to ¥28.6 billion from ¥15.3 billion in fiscal 2002 mainly due to the increase in operating income.

Income taxes

Income taxes as a percentage of pre-tax income (the effective tax rate) was 33.0%, decreased by 10.8% compared with 43.8% in fiscal 2002 and lower by 9.0% compared with the normal statutory tax rate of 42.0% in Japan. The main reason for the differences was the reversal of valuation allowances, which had been provided for a tax benefit the realization of which had been judged as unlikely, as profitability of subsidiaries particularly in Japan improved. Profits posted in our overseas subsidiaries, for which income tax rates are lower than in Japan, were another reason for the difference with the normal statutory tax rate in Japan. Meanwhile, a 1.0% reduction of tax rate in Japan effective from fiscal 2005 had the effect of increasing deferred income taxes by ¥0.8 billion.

Minority interest in losses (earnings) of subsidiaries

Minority interest in losses (earnings) of subsidiaries, which primarily consists of the earnings of Tohoku Pioneer Corporation and its subsidiaries attributable to its minority shareholders, amounted to ¥0.02 billion in fiscal 2003 compared with ¥0.5 billion in fiscal 2002.

Equity in earnings (losses) of affiliated companies

Equity in earnings (losses) of affiliated companies was a loss of ¥3.1 billion in fiscal 2003 compared with a loss of ¥0.1 billion in fiscal 2002. The increased loss is mainly attributable to research and development cost incurred in ELDis, Inc., where active-matrix full-color OEL displays are still at the development stage.

Net income

Net income in fiscal 2003 was ¥16.1 billion, almost double that of fiscal 2002's ¥8.0 billion. Basic net income per share of common stock in fiscal 2003 was ¥90.24, compared with ¥44.70 in fiscal 2002. Diluted net income per share in fiscal 2003 was ¥90.24 compared with ¥44.69 in fiscal 2002.

Year ended March 31, 2002, compared with year ended March 31, 2001

Reclassifications

Effective fiscal 2003, we adopted EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The adoption resulted in a reduction in net sales and a corresponding decrease in SGA expenses, with no effect on operating income. For fiscal 2001 and 2002, ¥6.7 billion and ¥6.8 billion were reclassified from SGA expenses to sales reductions, respectively, to conform to this presentation.

In addition, effective fiscal 2003, we classified losses on sale and disposal of fixed assets, which were previously included in "Other — net" in other income (expense), into SGA expenses. For fiscal 2001 and 2002, ¥0.9 billion and ¥3.3 billion were reclassified from Other — net to SGA expenses.

Also, we changed reportable segments into four categories — "Home Electronics," "Car Electronics," "Patent Licensing" and "Others." Previous figures for the corresponding periods have been restated accordingly.

Summary

During fiscal 2002 which ended March 31, 2002, and, especially after the terrorist attacks on September 11, 2001, economic conditions continued to slow worldwide, with demand for information technology-related products weakening. As for foreign exchange markets, the average value of the yen during fiscal 2002 was approximately 12% lower against the U.S. dollar, and approximately 9% lower against the euro, compared to fiscal 2001. Under such circumstances, operating revenue, the sum of net sales and royalty revenue, for fiscal 2002 was ¥662.1 billion, up 3.4% from fiscal 2001. Operating income was ¥17.9 billion, a 45.5% decrease from ¥32.9 billion recorded in fiscal 2001, and net income came to ¥8.0 billion, down 56.0% from ¥18.3 billion posted in fiscal 2001.

Impact of foreign exchange fluctuations

The estimated effect of changes in yen exchange rates from fiscal 2001 was to increase operating revenue and operating income by ¥43.5 billion and ¥14.4 billion, respectively. Such estimates are obtained by applying the yen's daily average exchange rates in the Tokyo foreign exchange market in fiscal 2001 to foreign currency-denominated operating revenue, cost of sales and SGA expenses, and do not account for the effect of changes to sales prices implemented in accordance with foreign exchange fluctuations.

Net sales and royalty revenue

Net sales amounted to ¥644.5 billion, a 4.0% increase over fiscal 2001. Sales in Japan came to ¥240.3 billion, up 4.8% from fiscal 2001, and overseas net sales increased 3.5% to ¥404.2 billion.

Home Electronics sales decreased 2.0 % over fiscal 2001, amounting to ¥215.4 billion, primarily as a result of a sales decrease of digital cable-TV set-top boxes although sales of plasma displays for home use, DVD players and DVD recorders increased. Plasma display sales grew 16% in terms of yen, and from 35 thousand to 50 thousand in terms of units. Sales in Japan increased 5.3% to ¥58.1 billion, thanks to a large increase in the sale of plasma displays for home use and a rise in sales of DVD recorders, despite a large decrease in compact stereo system sales. Overseas, sales decreased by 4.5% to ¥157.3 billion primarily as a result of a sharp sales decline of digital cable-TV set-top boxes in North America, despite the yen's depreciation and encouraging sales of plasma displays for home use and DVD home theater systems in North America and Europe.

Car Electronics sales rose 4.0% to ¥257.7 billion, mainly as a result of increased sales to consumer markets. In Japan, sales increased 1.5% to ¥95.6 billion, although car audio product sales to automobile manufacturers fell. The increase is attributed to successful consumer market sales of advanced HDD and affordable, easy-to-operate DVD car navigation systems. Revenue from car navigation systems grew more than 80%. Overseas, sales also increased 5.6% to ¥162.1 billion, despite a sales drop in Europe due to intensified competition. This increase comes from the yen's depreciation and a sales rise in North America, especially of car audio products incorporating a radio tuner for digital satellite broadcasting, which started in the U.S. in 2001.

Royalty revenue from the *Patent Licensing* segment decreased 14.3% to ¥17.6 billion, compared to that of fiscal 2001. This is attributable to a reduction in royalty revenue from digital playback/recording products such as CD-ROM and CD-R drives, as PC market sales slumped.

Others sales grew 12.7% to ¥171.4, mainly as a result of a sales increase of DVD-R/RW drives both in Japan and overseas. In Japan, sales increased 8.3% to ¥86.6 billion as sales of DVD-R/RW drives to PC makers increased. Overseas, sales grew 17.5% to ¥84.8 billion, reflecting the yen's depreciation and a large increase in sales of DVD-R/RW drives to PC makers, although sales of speaker devices for cellular phones fell.

Cost of sales and selling, general and administrative expenses

Cost of sales increased to ¥465.3 billion from fiscal 2001's ¥447.4 billion and cost of sales as a percentage of operating revenue also increased 0.4 percentage points to 70.3%. However, cost of sales as a percentage of net sales remained the same as in fiscal 2001 at 72.2%. The favorable effect of a weaker yen against the U.S. dollar and the euro on gross profit margin were offset by the unfavorable impact of declining product prices in our major product categories, including DVD players.

SGA expenses increased by 11.7% or by ¥18.8 billion over fiscal 2001 to ¥178.8 billion. Advertising and sales promotion expense increased as a result of vigorous marketing activities worldwide to promote the Pioneer brand name and our strategic products such as plasma displays. Royalty expenses related to digital technologies increased as well. Also, expenses incurred in connection with restructuring of some production sites and withdrawal from certain businesses facing unfavorable prospects account for a part of the increase in SGA expenses. Losses on sale and disposal of fixed assets increased by ¥2.4 billion. The increased losses were attributable to two factors: losses on disposal of production facilities idled as a result of shifts in production capacities contrasted with gains realized on the sale of property in fiscal 2001. In addition, personnel-related expenses increased as costs for pension plans in Japan and overseas increased. The ratio of SGA expenses to operating revenue increased 2.0 percentage points to 27.0%.

R&D expenditures, which are included in cost of sales and SGA expenses, increased 5.2% to ¥39.1 billion, representing 5.9% of operating revenue. The increase primarily reflected R&D activities in developing a next-generation large-capacity optical disc system and new home network control system.

Operating income

Operating income was ¥17.9 billion, a 45.5% decrease from ¥32.9 billion recorded in fiscal 2001, reflecting decreased royalty revenue and increased SGA expenses. The *Home Electronics* segment posted a loss of ¥10.8 billion compared with a loss of ¥4.0 billion in fiscal 2001, reflecting deteriorated profitability resulting from intense price competition for DVD players particularly in North America. Start-up costs incurred in fiscal 2002 for additional plasma display production facilities were the other reason for the increased loss. Operating income for the *Car Electronics* segment amounted to ¥16.1 billion, a decrease from ¥18.1 billion posted in fiscal 2001. Cost in connection with withdrawal from the cellular phone market incurred in fiscal 2002 is the main reason for the difference. In the *Patent Licensing* segment, operating income decreased to ¥16.8 billion from ¥19.7 billion, mainly due to a decline of royalty revenue from digital playback/recording products such as CD-ROM and CD-R drives, reflecting a sluggish PC market and declining unit prices. *Others* segment posted ¥0.6 billion operating income, compared with a loss of ¥2.0 billion posted in fiscal 2001. Increased sales and reduced costs of DVD-R/RW drives for PC use and increased sales of DVD software are main reasons for the reduced loss.

Other income (expense)

Other income (expense), on a net basis, decreased from an income of ¥1.3 billion to an expense of ¥2.6 billion. The reasons included a decrease in gain on sale of investment securities. A ¥1.6 billion gain on sale of investment securities was realized in fiscal 2001, while there was no material sale of investment securities in fiscal 2002. The reasons also included a ¥1.0 billion net increase in loss on write-down of investments, reflecting the sharp decline of stock prices in Japan. Foreign exchange losses swung from net losses of ¥1.2 billion to net gains of ¥0.3 billion. A decrease in the loss related to the revaluation of derivative financial instruments intended to minimize foreign currency risk accounted for the improvement. The net interest (interest income, less interest expense) was an expense of ¥0.4 billion, compared with an income of ¥0.6 billion in fiscal 2001. A decrease in interest income resulting from declining interest rates in the U.S. financial market was the main reason for the difference.

Income before income taxes

Income before income taxes decreased 55.1% to ¥15.3 billion from ¥34.2 billion for fiscal 2001.

Income taxes

Income taxes as a percentage of pre-tax income (the effective tax rate) was 43.8%, almost the same level as 41.9% in fiscal 2001 and the normal statutory tax rate of 42.0% in Japan.

Minority interest in losses (earnings) of subsidiaries

Minority interest in losses (earnings) of subsidiaries, which primarily consists of the earnings of Tohoku Pioneer Corporation and its subsidiaries attributable to its minority shareholders, amounted to ¥0.5 billion compared with ¥1.4 billion in fiscal 2001.

Equity in earnings (losses) of affiliated companies

Equity in earnings (losses) of affiliated companies was a loss of ¥0.1 billion, substantially unchanged from fiscal 2001.

Net income

Net income was ¥8.0 billion, a 56.0% decrease from fiscal 2001's ¥18.3 billion. Basic net income per share of common stock was ¥44.70, compared with fiscal 2001's ¥101.76. Diluted net income per share was ¥44.69 compared with fiscal 2001's ¥101.70.

Liquidity and Capital Resources

Cash flows

Year ended March 31, 2003, compared with year ended March 31, 2002

Net cash provided by operating activities in fiscal 2003 was ¥91.7 billion, an increase of ¥34.6 billion compared to fiscal 2002. Net income increased although non-cash expenses such as equity in losses of affiliated companies and provision for pension cost increased. Changes in operating assets and liabilities also contributed to increased cash flows from operating activities. Trade receivable decreased, despite an increase in net sales, reflecting reduced past due accounts and reduction of notes receivables. Trade payables continued to increase, reflecting increased purchase of materials particularly for DVD-R/RW drives and car electronics products, although overall inventory continued to decrease, reflecting our continued efforts to control and reduce inventories.

Net cash used in investing activities was ¥35.5 billion for fiscal 2003, a decrease of ¥15.6 billion compared to ¥51.1 billion in fiscal 2002. The difference was partly the result of a decrease in payments for the purchase of fixed assets in fiscal 2003 compared to fiscal 2002, when investments in plasma display production facilities and two new plants in China were higher. Investment in affiliated companies accounted for by the equity method also decreased. Increased proceeds from sale of fixed assets and available-for-sale securities also accounted for part of the decrease in net cash used in investing activities.

Net cash used in financing activities was ¥34.7 billion in fiscal 2003, compared with ¥4.2 billion cash used for fiscal 2002. In fiscal 2003, cash was used primarily in reduction of borrowings to solidify financial conditions, payments of dividends and repurchase of Pioneer's stock. ¥21.1 billion was used in reducing short-term and long-term borrowings primarily in Japan, Europe and Southeast Asia. Cash used in dividends payment was ¥2.7 billion, almost the same level of fiscal 2002. As for repurchase of Pioneer's stock, we purchased 5.1 million shares from the market for ¥11.5 billion.

As a result of these activities and the effect of exchange rate changes on cash and cash equivalents of overseas subsidiaries, cash and cash equivalents increased by ¥15.4 billion to ¥142.5 billion at the end of fiscal 2003, from ¥127.1 billion at the end of fiscal 2002.

Year ended March 31, 2002, compared with year ended March 31, 2001

Net cash provided by operating activities was ¥57.1 billion, a ¥5.9 billion increase compared to fiscal 2001, despite decreased net income. This mainly reflected changes in operating assets and liabilities. Trade payables increased as a result of increased purchase of materials particularly for DVD-R/RW drives and car navigation systems, although overall inventory decreased, reflecting our continued efforts to control and reduce inventories. Increased notes and accounts receivable reflected strong sales in the last few months of fiscal 2002, compared to the equivalent period of fiscal 2001.

Net cash used in investing activities was ¥51.1 billion for fiscal 2002, a ¥9.6 billion increase compared to fiscal 2001. The difference was partly the result of an increase in payment for purchase of fixed assets, reflecting investments to complete expansion of plasma display production facilities and two new plants in China. Decreased proceeds from sale of fixed assets and available-for-sale securities also accounted for part of the increase in net cash used in investing activities.

Net cash used in financing activities was ¥4.2 billion in fiscal 2002, compared with ¥46.6 billion cash used for fiscal 2001. Financing activities for fiscal 2001 included redemption of ¥30.0 billion in unsecured bonds at maturity and reduction of other short-term and long-term borrowings.

As a result of these activities and the effect of exchange rate changes on cash and cash equivalents of overseas subsidiaries, cash and cash equivalents increased by ¥6.0 billion to ¥127.1 billion at the end of fiscal 2002, from ¥121.1 billion at the end of fiscal 2001.

Capital requirements

Our requirements for operating capital primarily are for the purchase of raw materials and parts for use in the manufacture of our products. Also, operating expenses, including manufacturing expenses and SGA expenses require a substantial amount of operating capital. Payroll and payroll-benefits, and marketing expenses, such as those for advertising and sales promotion, account for a material portion of operating expenses. Our expenditure for R&D is recorded as a part of various operating expenses, and payroll for R&D-related personnel accounts for a material portion of R&D expenses.

Contractual obligations and commercial commitments

The following summarizes our contractual obligations at March 31, 2003.

(Billions of yen)

	Total	Payment Due by Period			
		Less than 1 year	1–3 years	3–5 years	More than 5 years
Contractual obligations:					
Short-term debt	29.9	29.9			
Long-term debt	33.2	1.0	20.4	0.5	11.3
Operating leases	9.6	3.4	3.9	1.3	1.0
Purchase commitment	7.6	7.6			

The 7.6 billion purchase commitment outstanding as of March 31, 2003 was for property, plant and equipment and advertising. This included a part of our ¥60 billion capital expenditure plan in fiscal 2004. The planned increase in capital expenditure in fiscal 2004 from ¥40.8 billion in fiscal 2003 mainly reflects expansion of plasma display production facilities.

We provide guarantees to third parties who provide loans to affiliated companies and others. For each guarantee, we would have to pay the guaranteed amount, if they were to default on a payment within contract periods of 1 year to 10 years. The maximum potential amount of undiscounted future payments we could be required to make under the guarantee is ¥27.3 billion at March 31, 2003.

We provide for the estimated cost of product warranties against product defects at the time revenue is recognized. Estimates for the cost of product warranties are primarily based on historical information about failure rates and service costs including parts and labor. Warranty reserve at March 31, 2003 is ¥6.5 billion.

Financial management

At present, funds required for operating capital and capital expenditure are financed through internally generated cash or debt financing. With regard to debt financing, short-term debt financing, with maturity of one year or less, is utilized to fund operating capital requirements. Short-term borrowing is generally arranged locally in the currency in which each consolidated company carries out its operation. As of March 31, 2003, short-term borrowings of ¥29.9 billion comprised bank loans in nine different currencies, principally Japanese yen. On the other hand, long-term borrowing to finance long-term funding requirements such as investment in production facilities is generally arranged in Japan on a fixed interest rate basis. As of March 31, 2003, substantially all of the long-term debt of ¥33.2 billion, including the portion due within one year, was fixed-rate yen borrowings and was comprised of ¥7.5 billion loans principally from banks, ¥15.0 billion unsecured bonds due 2005, ¥10.0 billion unsecured bonds due 2008, and capital lease obligations and other loans arranged locally.

During fiscal 2003, we repurchased 5.1 million shares of Pioneer stock from the market for ¥11.5 billion pursuant to the approval at the general shareholders' meeting held in June 2002. Also, at the general shareholders' meeting held on June 27, 2003, repurchasing of own shares of up to 5 million shares or up to ¥20 billion was approved up to the time of the conclusion of the next ordinary general meeting of shareholders to be held in June 2004, although the actual size of the repurchase will depend on our cash position and share price.

We believe that our sound financial position and ability to generate positive operating cash flows, together with uncommitted and unused credit lines of ¥236.8 billion, provide sufficient resources to fund future requirements for operating capital and for capital expenditures to sustain the growth of Pioneer.

Segment Information

The following condensed segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan and is not in accordance with accounting principles generally accepted in the United States of America.

Effective fiscal 2003, the Company adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption resulted in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Also, starting fiscal 2003, the Company classified losses on sale and disposal of fixed assets, which were previously included in Other — net income (expense), into selling, general and expenses. Previously reported amounts have been reclassified accordingly.

Business Segments

Millions of Yen

Year ended March 31, 2003	Home Electronics	Car Electronics	Patent Licensing	Others	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	**¥228,744**	**¥281,090**	**¥12,584**	**¥189,850**	**–**	**¥712,268**
Inter-segment	**1,576**	**1,271**	**2,014**	**41,922**	**(¥ 46,783)**	**–**
Total	**¥230,320**	**¥282,361**	**¥14,598**	**¥231,772**	**(¥ 46,783)**	**¥712,268**
Operating income	**¥ 384**	**¥ 26,126**	**¥10,736**	**¥ 4,089**	**(¥ 9,983)**	**¥ 31,352**
Identifiable assets	**¥142,428**	**¥153,644**	**¥ 4,357**	**¥160,163**	**¥186,437**	**¥647,029**
Depreciation and amortization	**¥ 9,704**	**¥ 13,370**	**¥ 1,550**	**¥ 9,863**	**¥ 1,900**	**¥ 36,387**
Capital expenditures (additions to fixed assets)	**¥ 13,960**	**¥ 13,997**	**¥ 398**	**¥ 9,830**	**¥ 3,004**	**¥ 41,189**

Millions of Yen

Year ended March 31, 2002	Home Electronics	Car Electronics	Patent Licensing	Others	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	¥215,445	¥257,672	¥17,588	¥171,420	–	¥662,125
Inter-segment	909	1,439	2,208	45,650	(¥ 50,206)	–
Total	¥216,354	¥259,111	¥19,796	¥217,070	(¥ 50,206)	¥662,125
Operating income (loss)	(¥ 10,811)	¥ 16,071	¥16,837	¥ 585	(¥ 4,741)	¥ 17,941
Identifiable assets	¥134,777	¥154,783	¥ 2,959	¥191,851	¥160,759	¥645,129
Depreciation and amortization	¥ 8,857	¥ 13,047	¥ 419	¥ 12,333	¥ 2,126	¥ 36,782
Capital expenditures (additions to fixed assets)	¥ 17,381	¥ 13,286	¥ 58	¥ 14,095	¥ 2,248	¥ 47,068

Note: Effective fiscal 2003, the Company changed its reportable segments into four categories — "Home Electronics," "Car Electronics," "Patent Licensing" and "Others." Previous figures for the corresponding period have been restated accordingly.
Main products in each segment are as follows:
"Home Electronics" includes the manufacture and sale of Audio/Video equipment for home use, equipment for cable-TV systems, digital broadcast set-top boxes, home telephones, and others.
"Car Electronics" includes the manufacture and sale of car audio products, car navigation systems, and others.
"Patent Licensing" includes the licensing of patents related to optical disc recording and playback equipment, and others.
"Others" includes manufacture and sale of computer peripheral equipment, devices and parts, factory automation system, AV software, and others.

Geographic Segments

Year ended March 31, 2003	Japan	North America	Europe	Other Regions	Corporate and Eliminations	Consolidated
						Millions of Yen
Operating revenue:						
Unaffiliated customers	**¥298,107**	**¥196,008**	**¥132,776**	**¥ 85,377**	**–**	**¥712,268**
Inter-area	**272,393**	**7,594**	**700**	**168,128**	**(¥448,815)**	**–**
Total	**¥570,500**	**¥203,602**	**¥133,476**	**¥253,505**	**(¥448,815)**	**¥712,268**
Operating income (loss)	**¥ 16,392**	**¥ 11,749**	**(¥ 462)**	**¥ 7,415**	**(¥ 3,742)**	**¥ 31,352**
Identifiable assets	**¥222,372**	**¥ 55,940**	**¥ 57,092**	**¥ 91,695**	**¥219,930**	**¥647,029**
Depreciation and amortization	**¥ 22,617**	**¥ 3,519**	**¥ 1,843**	**¥ 6,508**	**¥ 1,900**	**¥ 36,387**
Capital expenditures (additions to fixed assets)	**¥ 24,247**	**¥ 3,133**	**¥ 2,019**	**¥ 8,786**	**¥ 3,004**	**¥ 41,189**

Year ended March 31, 2002	Japan	North America	Europe	Other Regions	Corporate and Eliminations	Consolidated
						Millions of Yen
Operating revenue:						
Unaffiliated customers	¥253,245	¥195,766	¥130,801	¥ 82,313	–	¥662,125
Inter-area	266,487	7,403	416	157,780	(¥432,086)	–
Total	¥519,732	¥203,169	¥131,217	¥240,093	(¥432,086)	¥662,125
Operating income (loss)	¥ 5,713	¥ 11,266	(¥ 122)	¥ 6,323	(¥ 5,239)	¥ 17,941
Identifiable assets	¥232,541	¥ 58,145	¥ 58,782	¥ 92,353	¥203,308	¥645,129
Depreciation and amortization	¥ 24,014	¥ 2,238	¥ 2,262	¥ 6,142	¥ 2,126	¥ 36,782
Capital expenditures (additions to fixed assets)	¥ 29,411	¥ 1,735	¥ 1,428	¥ 12,246	¥ 2,248	¥ 47,068

Note: Operating revenue reported in the geographic segment information above represents that of the parent company and subsidiaries in Japan, and each subsidiary in North America, Europe, and Other Regions.

Quarterly Information (Unaudited)

Pioneer Corporation and Subsidiaries

In millions of yen except per share information and share prices	Year ended March 31, 2002				**Year ended March 31, 2003**			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	**1st Qtr.**	**2nd Qtr.**	**3rd Qtr.**	**4th Qtr.**
Operating revenue:								
Net sales	¥135,631	¥157,454	¥175,078	¥176,374	**¥162,826**	**¥164,424**	**¥189,900**	**¥182,534**
Royalty revenue	4,752	5,715	3,702	3,419	**3,118**	**2,926**	**4,029**	**2,511**
Total	140,383	163,169	178,780	179,793	**165,944**	**167,350**	**193,929**	**185,045**
Operating costs and expenses	135,555	158,315	172,997	177,317	**158,919**	**161,748**	**181,711**	**178,538**
Operating income	4,828	4,854	5,783	2,476	**7,025**	**5,602**	**12,218**	**6,507**
Other income (expenses)—net	514	(1,219)	317	(2,210)	**(1,727)**	**108**	**417**	**(1,520)**
Income before income taxes	5,342	3,635	6,100	266	**5,298**	**5,710**	**12,635**	**4,987**
Income taxes	2,045	1,644	2,861	172	**1,986**	**1,467**	**4,360**	**1,634**
Minority interest in income of subsidiaries	(232)	(163)	(105)	(4)	**777**	**90**	**(159)**	**(687)**
Equity in earnings (losses) of affiliated companies	(60)	(10)	37	(37)	**(1,395)**	**(1,363)**	**(154)**	**(214)**
Net income	¥ 3,005	¥ 1,818	¥ 3,171	¥ 53	**¥ 2,694**	**¥ 2,970**	**¥ 7,962**	**¥ 2,452**
Net income per share of common stock:								
Basic	¥16.70	¥10.10	¥17.61	¥0.29	**¥14.96**	**¥16.57**	**¥44.81**	**¥13.90**
Diluted	16.69	10.10	17.61	0.29	**14.96**	**16.57**	**44.81**	**13.90**
Share prices:								
Tokyo Stock Exchange								
High	¥4,250	¥3,920	¥3,290	¥3,330	**¥2,860**	**¥2,260**	**¥2,490**	**¥2,620**
Low	3,020	2,155	2,210	2,150	**1,981**	**1,900**	**1,805**	**2,070**
New York Stock Exchange								
High	$34.70	$31.05	$26.20	$25.06	**$21.65**	**$18.60**	**$19.50**	**$21.98**
Low	25.18	16.85	19.01	16.75	**16.75**	**16.00**	**14.83**	**17.95**

Note: In fiscal 2003, the Company adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The adoption resulted in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Also, starting fiscal 2003, the Company classified losses on sale and disposal of fixed assets, which were previously included in Other — net in Other income (expense), into selling, general and administrative expenses. Previously reported amounts have been reclassified accordingly.

Tokyo Stock Exchange Price Range



¥
1999
2000
2001
2002
(FY)
2003
5,000
4,000
3,000
2,000
1,000

New York Stock Exchange Price Range



$
1999
2000
2001
2002
(FY)
2003
50
40
30
20
10

Consolidated Balance Sheets

Pioneer Corporation and Subsidiaries
March 31

Assets	Millions of Yen 2002	Millions of Yen 2003	Thousands of U.S. Dollars (Note 1) 2003
Current assets:			
Cash and cash equivalents—			
Cash, including time deposits of ¥44,413 million—$370,108 thousand (¥55,915 million in 2002)	¥127,113	**¥142,480**	**$1,187,333**
Available-for-sale securities (Note 3)	3,455	**–**	**–**
Trade receivables—			
Notes	10,240	**5,252**	**43,766**
Accounts	120,456	**113,135**	**942,792**
Allowance for doubtful notes and accounts (Note 18)	(5,133)	**(4,519)**	**(37,658)**
Inventories (Note 4)	96,910	**93,620**	**780,167**
Deferred income taxes (Note 9)	26,270	**29,958**	**249,650**
Prepaid expenses and other current assets	32,509	**36,056**	**300,467**
Total current assets	411,820	**415,982**	**3,466,517**
Investments and long-term receivables:			
Available-for-sale securities (Note 3)	18,360	**14,831**	**123,592**
Investments in and advances to affiliated companies (Note 5)	11,067	**7,841**	**65,342**
Sundry investments (Note 16)	3,203	**2,907**	**24,225**
Long-term receivables, less allowance for doubtful accounts of ¥112 million—$934 thousand (¥186 million in 2002) (Note 18)	374	**292**	**2,433**
Total investments and long-term receivables	33,004	**25,871**	**215,592**
Property, plant and equipment (Note 7):			
Land	26,525	**25,548**	**212,900**
Buildings	110,869	**107,309**	**894,242**
Machinery and equipment	242,600	**237,086**	**1,975,716**
Construction in progress	2,163	**6,132**	**51,100**
Total	382,157	**376,075**	**3,133,958**
Accumulated depreciation	(231,397)	**(230,376)**	**(1,919,800)**
Net property, plant and equipment	150,760	**145,699**	**1,214,158**
Other assets:			
Intangible assets (Note 6)	15,561	**15,619**	**130,158**
Deferred income taxes (Note 9)	25,151	**35,734**	**297,783**
Other	8,833	**8,124**	**67,700**
Total other assets	49,545	**59,477**	**495,641**
Total assets	¥645,129	**¥647,029**	**$5,391,908**

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of Yen 2002	Millions of Yen 2003	Thousands of U.S. Dollars (Note 1) 2003
Current liabilities:			
Short-term borrowings (Note 7)	¥ 45,867	¥ 29,893	$ 249,108
Current portion of long-term debt (Note 7)	2,551	974	8,117
Trade payables	57,231	67,173	559,775
Accrued liabilities—			
Taxes on income	4,642	8,653	72,108
Payroll	15,662	17,616	146,800
Royalty	13,312	14,111	117,592
Other	32,509	36,784	306,533
Warranty reserve (Note 18)	6,481	6,493	54,108
Dividends payable	1,350	1,754	14,617
Other current liabilities	14,705	23,079	192,325
Total current liabilities	194,310	206,530	1,721,083
Long-term liabilities:			
Long-term debt (Note 7)	35,677	32,196	268,300
Accrued pension and severance cost (Note 8)	46,270	70,800	590,000
Deferred income taxes (Note 9)	918	496	4,133
Other long-term liabilities	1,707	335	2,792
Total long-term liabilities	84,572	103,827	865,225
Commitments and contingent liabilities (Note 19)			
Minority interests	19,244	18,279	152,325
Shareholders' equity (Note 10):			
Common stock, No par value			
Authorized—400,000,000 shares			
Issued—180,063,836 shares—2002 and 2003	49,049	49,049	408,742
Capital surplus	82,010	82,159	684,658
Retained earnings	240,692	253,266	2,110,550
Accumulated other comprehensive income (loss) (Note 12)	(24,736)	(55,629)	(463,575)
Treasury stock, at cost 4,272 shares—2002 and 4,629,028 shares—2003	(12)	(10,452)	(87,100)
Total shareholders' equity	347,003	318,393	2,653,275
Total liabilities and shareholders' equity	¥645,129	¥647,029	$5,391,908

Consolidated Statements of Income

Pioneer Corporation and Subsidiaries
Year ended March 31

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2001	2002	**2003**	**2003**
Operating revenue:				
Net sales	¥619,828	¥644,537	**¥699,684**	**$5,830,700**
Royalty revenue	20,530	17,588	**12,584**	**104,867**
Total operating revenue	640,358	662,125	**712,268**	**5,935,567**
Operating costs and expenses:				
Cost of sales	447,389	465,336	**498,492**	**4,154,100**
Selling, general and administrative	160,064	178,848	**182,424**	**1,520,200**
Total operating costs and expenses	607,453	644,184	**680,916**	**5,674,300**
Operating income	32,905	17,941	**31,352**	**261,267**
Other income (expenses):				
Interest income	4,920	3,039	**2,192**	**18,267**
Gain on sale of subsidiaries' stock	–	–	**768**	**6,400**
Foreign exchange gain (loss)	(1,192)	297	**(2,042)**	**(17,017)**
Interest expense	(4,301)	(3,445)	**(2,887)**	**(24,059)**
Other—net (Note 13)	1,861	(2,489)	**(753)**	**(6,275)**
Total other income (expenses)	1,288	(2,598)	**(2,722)**	**(22,684)**
Income before income taxes	34,193	15,343	**28,630**	**238,583**
Income taxes (Note 9):				
Current	15,011	11,107	**14,762**	**123,017**
Deferred	(691)	(4,385)	**(5,315)**	**(44,292)**
Total income taxes	14,320	6,722	**9,447**	**78,725**
Income before minority interest and equity in losses	19,873	8,621	**19,183**	**159,858**
Minority interest in losses (earnings) of subsidiaries	(1,445)	(504)	**21**	**175**
Equity in losses of affiliated companies (Note 5)	(130)	(70)	**(3,126)**	**(26,050)**
Net income	¥ 18,298	¥ 8,047	**¥ 16,078**	**$ 133,983**

	Yen			U.S. Dollars
	2001	2002	**2003**	**2003**
Per share of common stock and per American Depositary Share:				
Net income (Note 6 and 17)				
Basic	¥101.76	¥44.70	**¥90.24**	**$0.75**
Diluted	101.70	44.69	**90.24**	**0.75**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Pioneer Corporation and Subsidiaries
Year ended March 31

	Outstanding Number of Shares (Thousands)	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
		Millions of Yen					
Balance at March 31, 2000	179,588	¥48,452	¥80,705	¥219,745	(¥36,442)		¥312,460
Comprehensive income							
Net income				18,298			18,298
Other comprehensive income					7,791		7,791
Comprehensive income							26,089
Exercise of warrants	306	391	391				782
Value ascribed to warrants and stock options (Note 11)			362				362
Cash dividends (¥15.00 per share)				(2,698)			(2,698)
Balance at March 31, 2001	179,894	48,843	81,458	235,345	(28,651)		336,995
Comprehensive income							
Net income				8,047			8,047
Other comprehensive income					3,915		3,915
Comprehensive income							11,962
Exercise of warrants	170	206	206				412
Value ascribed to warrants and stock options (Note 11)			346				346
Purchase and sale of treasury stock, net						(¥ 12)	(12)
Cash dividends (¥15.00 per share)				(2,700)			(2,700)
Balance at March 31, 2002	180,064	49,049	82,010	240,692	(24,736)	(12)	347,003
Comprehensive income (loss)							
Net income				**16,078**			**16,078**
Other comprehensive income (loss)					**(30,893)**		**(30,893)**
Comprehensive income (loss)							**(14,815)**
Value ascribed to stock options (Note 11)			**149**				**149**
Repurchase of common stock (Note 10)						**(11,566)**	**(11,566)**
Sales of treasury stock				**(412)**		**1,126**	**714**
Cash dividends (¥17.50 per share)				**(3,092)**			**(3,092)**
Balance at March 31, 2003	**180,064**	**¥49,049**	**¥82,159**	**¥253,266**	**(¥55,629)**	**(¥10,452)**	**¥318,393**

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
	Thousands of U.S. Dollars (Note 1)					
Balance at March 31, 2002	$408,742	$683,416	$2,005,767	($206,133)	($ 100)	$2,891,692
Comprehensive income (loss)						
Net income			**133,983**			**133,983**
Other comprehensive income (loss)				**(257,442)**		**(257,442)**
Comprehensive income (loss)						**(123,459)**
Value ascribed to stock options (Note 11)		**1,242**				**1,242**
Repurchase of common stock (Note 10)					**(96,383)**	**(96,383)**
Sales of treasury stock			**(3,433)**		**9,383**	**5,950**
Cash dividends ($0.15 per share)			**(25,767)**			**(25,767)**
Balance at March 31, 2003	**$408,742**	**$684,658**	**$2,110,550**	**($463,575)**	**($87,100)**	**$2,653,275**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Pioneer Corporation and Subsidiaries
Year ended March 31

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2001	2002	**2003**	**2003**
Operating activities:				
Net income	¥ 18,298	¥ 8,047	**¥ 16,078**	**$ 133,983**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	32,405	36,782	**36,387**	**303,225**
Minority interest in losses (earnings) of subsidiaries	1,445	504	**(21)**	**(175)**
Equity in losses of affiliated companies, less dividends	136	79	**3,184**	**26,533**
Deferred income taxes	(691)	(4,385)	**(5,315)**	**(44,292)**
Provision for pension and severance cost, less payments	(1,993)	392	**3,815**	**31,792**
Loss on sale and disposal of fixed assets	914	3,340	**4,521**	**37,675**
(Gain) loss on sale and write-down of investments and securities	(254)	2,287	**1,393**	**11,608**
Impairment losses of fixed assets	1,163	–	**–**	**–**
Gain on sale of subsidiaries' stock	–	–	**(768)**	**(6,400)**
Decrease (increase) in trade notes and accounts receivable	(6,729)	(2,225)	**9,668**	**80,567**
Decrease in inventories	5,786	3,288	**715**	**5,959**
Increase in prepaid expenses and other current assets	(2,430)	(2,706)	**(1,603)**	**(13,358)**
Increase in trade payables	177	9,304	**11,856**	**98,800**
Increase (decrease) in accrued taxes on income	(1,204)	(1,473)	**5,533**	**46,108**
Increase in other accrued liabilities	1,184	2,716	**8,363**	**69,692**
Other	3,034	1,160	**(2,072)**	**(17,267)**
Net cash provided by operating activities	51,241	57,110	**91,734**	**764,450**
Investing activities:				
Payment for purchase of fixed assets	(42,183)	(46,996)	**(40,782)**	**(339,850)**
Payment for investment securities	(5,798)	(4,566)	**(1,543)**	**(12,858)**
Payment for available-for-sale securities	(1,233)	(2,031)	**(10)**	**(83)**
Proceeds from sale of fixed assets and investment securities	5,631	2,203	**3,086**	**25,716**
Proceeds from sale of available-for-sale securities	1,789	177	**3,502**	**29,183**
Decrease in loans receivable	410	1,071	**169**	**1,408**
Other	(197)	(1,006)	**125**	**1,042**
Net cash used in investing activities	(41,581)	(51,148)	**(35,453)**	**(295,442)**
Financing activities:				
Payment of long-term debt	(37,760)	(7,560)	**(4,914)**	**(40,950)**
Increase (decrease) in short-term borrowings	(7,078)	5,866	**(16,214)**	**(135,117)**
Repurchase of common stock (Note 10)	–	(159)	**(11,566)**	**(96,383)**
Proceeds from sale of treasury stock	–	147	**714**	**5,950**
Dividends paid	(2,247)	(2,699)	**(2,688)**	**(22,400)**
Other	518	198	**(12)**	**(100)**
Net cash used in financing activities	(46,567)	(4,207)	**(34,680)**	**(289,000)**
Effect of exchange rate changes on cash and cash equivalents	6,229	4,231	**(6,234)**	**(51,950)**
Net increase (decrease) in cash and cash equivalents	(30,678)	5,986	**15,367**	**128,058**
Cash and cash equivalents, beginning of year	151,805	121,127	**127,113**	**1,059,275**
Cash and cash equivalents, end of year	¥121,127	¥127,113	**¥142,480**	**$1,187,333**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Pioneer Corporation and Subsidiaries

1. Basis of presentation and significant accounting policies:

1) Basis of Presentation

Basis of Financial Statements—

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Pioneer Corporation (Pioneer Kabushiki Kaisha) (the "parent company") is incorporated. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2003 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥120 to U.S.$1.00, the approximate rate of exchange prevailing at the Tokyo Foreign Exchange Market at March 31, 2003. Such translation should not be construed as a representation that Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (U.S. GAAP) except for the omission of segment information concerning the operations of the parent company and its majority-owned subsidiaries (together, the "Company"), as required by Statement of Financial Accounting Standards ("SFAS") No.131.

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. GAAP. Effect has been given in the consolidated financial statements to adjustments which, because of either customary accounting practices in Japan or income tax law requirements, have not been entered in the Company's general books of account.

Nature of Operations—

The Company is engaged in the development, manufacture and sale of electronics products. The Company is one of the leading manufacturers of consumer- and commercial-use electronics such as audio, video and car electronics on a global scale.

The principal production activities of the Company are carried out in Asia including Japan. The Company's products are generally sold under its own brand names, principally "Pioneer." The principal markets for the Company are Japan, the United States of America, European countries and Asia. The Company sells its products to customers in consumer and commercial markets through its sales offices in Japan, and its sales subsidiaries and independent distributors overseas. On an original-equipment-manufacturer basis, the Company markets certain products, such as car electronics products, to other companies.

Use of Estimates—

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of these statements and the reported amounts of revenues and expenses during the reporting period.

Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

2) Summary of Significant Accounting Policies

Consolidation and Investments in Affiliated Companies—

The consolidated financial statements include the accounts of the parent company and its majority-owned subsidiaries. Investments in 20% to 50% owned companies are accounted for by the equity method of accounting. All significant intercompany transactions have been eliminated.

Gains and losses resulting from the issuance of subsidiaries' stock are recognized in consolidated earnings.

Foreign Currency Translation—

For all significant foreign operations, the functional currency is the local currency. Generally, all asset and liability accounts of foreign operations are translated into Japanese yen at year-end rates and all revenue and expense accounts are translated at rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated and reported as a component of accumulated other comprehensive income (loss).

Foreign currency receivables and payables are translated at year-end exchange rates and resulting exchange gains and losses are recognized in earnings currently.

Revenue Recognition—

Sales are generally recorded when merchandise is shipped to customers based on purchase orders or when services are rendered to the third parties. In certain cases, terms of the contract require the product to pass customer inspection after shipment and the Company records the sale upon satisfactory customer acceptance. Royalty revenue is recognized based on royalty statements from licensees.

Cash and Cash Equivalents—
Consolidated cash and cash equivalents include cash on hand and deposits in bank including time deposits. The Company considers all time deposits with an original maturity of one year or less to be cash equivalents. Generally, such time deposits can be withdrawn at any time without diminution of the principal amount.

Available-for-Sale Securities—
Under SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities," all debt securities and marketable equity securities held by the Company are classified as available-for-sale securities, and are carried at their fair values with unrealized gains and losses reported as a component of shareholders' equity. The cost of securities is determined using the average-cost method.

The Company reviews the fair value of its available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the security is written down to fair value and the resulting realized loss is included in the statements of consolidated income.

Sundry Investments—
Sundry investments are stated at cost and are written down if the value of investments is estimated to have declined and such decline is judged to be other than temporary.

Inventories—
Inventories are valued at the lower of cost, which is determined principally by the average-cost method, or market. Inventories are reviewed periodically and items considered to be slow moving or obsolete are written down to their estimated net realizable value.

Property, Plant and Equipment and Depreciation—
Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based on the estimated useful lives of the assets.

The principal ranges of estimated useful lives are as follows:

Buildings	15–65 years
Machinery and equipment	2–10 years

Goodwill and Other Intangible Assets—
In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001, eliminates the pooling-of-interests method, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination.

Under SFAS No. 142, acquired goodwill and other intangible assets that are determined to have an indefinite life will no longer be amortized. Instead, the carrying value of these assets will be reviewed for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets that are determined to have a definite life will continue to be amortized over their estimated useful lives. At April 1, 2002, the Company had no goodwill. The Company has adopted SFAS No. 142 effective April 1, 2002. Adoption of SFAS No. 142 had no significant effect on the Company's operating income and income before income taxes for the year ended March 31, 2003. Amortization of intangible assets with definite lives is computed using the straight-line method with no residual value. The cost of patents is amortized over 7 to 19 years and software is amortized principally over 2 to 5 years.

Long-Lived Assets—
The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

During the year ended March 31, 2001, the Company recorded an impairment loss of ¥1,163 million related to intangible assets of its karaoke business reflecting reduced revenue expectations from the business.

In fiscal 2003, the Company sold its subsidiaries' stock and recorded gains of ¥768 million ($6,400 thousand). Subsidiaries' main operation was Karaoke business.

Warranty Reserve—
The Company engages in extensive product quality programs and processes including actively monitoring and evaluating the quality of component suppliers. The Company's warranty obligation is affected by product failure rates and service costs incurred in correcting product failure. The Company provides for the estimated cost of product warranties at the time revenue is recognized. These estimates are established using historical information.

Income Taxes—
Income taxes are provided based on the asset and liability method of accounting. Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at year-end. These deferred taxes are measured by applying currently enacted tax laws. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized.

Sales Incentives—
At April 1, 2002, the Company adopted Emerging Issues Task Force ("EITF") 01-09, "Accounting for Consideration given by a Vendor to a Customer." EITF 01-09 clarifies the income statement classification of costs incurred by a vendor in connection with the reseller's purchase or promotion of the vendor's products, resulting in certain cooperative advertising and product placement costs previously classified as selling expenses to be reflected as a reduction of revenues earned from that activity. The adoption of EITF 01-09 resulted in a reduction of sales of ¥6,711 million, ¥6,774 million and ¥9,588 million ($79,900 thousand) and a corresponding decrease in selling, general and administrative expenses, with no effect on net income for the years ended March 31, 2001, 2002 and 2003, respectively. Previous figures for the corresponding periods have been reclassified to conform to this presentation.

Research and Development Costs and Advertising Cost—
Research and development costs and advertising cost are expensed as incurred.

Shipping and Handling Charges—
Shipping and handling costs totaled ¥8,691 million, ¥10,178 million and ¥10,816 million ($90,133 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Accounting for Stock-Based Compensation—
The Company accounts for its stock-based compensation agreements using the fair value based method in accordance with SFAS No.123, "Accounting for Stock-Based Compensation."

Earnings per Share—
Basic net income per share has been computed by dividing net income available to holders of common stock by the weighted-average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution and has been computed on the basis that all dilutive warrants and stock options were exercised.

Derivatives—
Derivative financial instruments utilized by the Company are comprised principally of forward exchange contracts, currency options and currency swaps. Forward exchange contracts and currency options, the majority of which mature within six months, and currency swaps, which mature from 2003 to 2005, are utilized to hedge exposures to foreign exchange risk and interest risk. The Company does not hold or issue derivative financial instruments for trading purposes.

Prior to April 1, 2001, gains and losses on hedges of existing assets and liabilities were included in the carrying amounts of those assets and liabilities and were ultimately recognized in other income (expenses). Gains and losses related to qualifying hedges of firm commitments or anticipated transactions were also deferred and were recognized in other income (expenses) or as adjustments of carrying amounts when the hedged transaction occurred. Unrealized gains and losses on forward contracts including foreign currency options intended as hedges for foreign currency risk of anticipated transactions with companies within the consolidated group were recognized currently in other income (expenses).

At April 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No.133." Under SFAS No. 133, all derivative instruments are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded in other comprehensive income, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs.

The cumulative effect of adopting this accounting change at April 1, 2001, was not significant.

Forward exchange contracts, currency swaps and currency options are utilized to hedge certain foreign currency and interest rate exposures. However, none of these derivatives were designated as hedging instruments under SFAS No. 133 at March 31, 2002 and 2003. Unrealized gains and losses on such instruments are recognized currently in earnings.

Reclassifications—
Starting fiscal 2003, the Company classified losses on sale and disposal of fixed assets, which were previously included in Other — net in Other income (expense), into selling, general and administrative expenses. Previously reported amounts have been reclassified to conform to this presentation. Other reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.

New Accounting Standards—
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for years beginning after June 15, 2002, which will be the Company's fiscal year 2004. FAS 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Any associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset and expensed over the life of the asset. The Company has not yet determined what the effect of FAS 143 will have on the earnings or the financial position of the Company.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, among other things, rescinds SFAS No. 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. The adoption of SFAS No. 145 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

2. Supplemental cash flow information:

Selected cash payments and noncash activities for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	**2003**	**2003**
Cash payment for interest	¥ 4,889	¥ 3,281	**¥2,654**	**$22,117**
Cash payment for income taxes	16,245	12,580	**9,047**	**75,392**
Noncash investing activities:				
Capitalized lease obligations incurred	141	–	–	–

3. Available-for-sale securities:

Cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value of available-for-sale securities at March 31, 2002 and 2003 were as follows:

	Millions of Yen							
	2002				2003			
	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
Marketable equity securities:								
Current	¥ 10	–	¥ 2	¥ 8	–	–	–	–
Non-current	7,963	¥10,805	486	18,282	**¥6,636**	**¥8,187**	**¥63**	**¥14,760**
Marketable debt securities:								
Current	3,485	–	38	3,447	–	–	–	–
Non-current	111	–	33	78	**85**	–	**14**	**71**
Total	¥11,569	¥10,805	¥559	¥21,815	**¥6,721**	**¥8,187**	**¥77**	**¥14,831**

	Thousands of U.S. Dollars			
	2003			
	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
Marketable equity securities:				
Non-current	**$55,300**	**$68,225**	**$525**	**$123,000**
Marketable debt securities:				
Non-current	**708**	–	**116**	**592**
Total	**$56,008**	**$68,225**	**$641**	**$123,592**

At March 31, 2003, the fair values of marketable debt securities by contractual maturities for securities classified as available-for-sale due in one year through five years were ¥71 million ($592 thousand).

Gross realized gain on available-for-sale securities for the year ended March 31, 2001 was ¥1,556 million. Gross realized losses for the years ended March 31, 2001 and 2003 were ¥2 million and ¥20 million ($166 thousand), respectively. Neither gross realized gain nor loss on available-for-sale securities was recorded for the year ended March 31, 2002 and no gross realized gain on available-for-sale securities was recorded for the year ended March 31, 2003.

For the years ended March 31, 2001, 2002 and 2003, losses on write-down of marketable equity securities were recognized to reflect the decline in market value considered to be other than temporary totaling ¥246 million, ¥1,828 million and ¥1,346 million ($11,217 thousand), respectively.

4. Inventories:

Inventories at March 31, 2002 and 2003 comprise the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	**2003**	**2003**
Finished products	¥53,912	**¥50,202**	**$418,350**
Work in process	18,813	**19,158**	**159,650**
Materials and supplies	24,185	**24,260**	**202,167**
Total	¥96,910	**¥93,620**	**$780,167**

5. Investments in and advances to affiliated companies:

Investments in and advances to affiliated companies principally represent the Company's equity in the underlying assets of 20% to 50% owned companies. Dividends received from companies accounted for on an equity basis were ¥6 million, ¥9 million and ¥58 million ($483 thousand), respectively, for the years ended March 31, 2001, 2002 and 2003.

Retained earnings include the parent company's and its consolidated subsidiaries' equity in undistributed earnings of 20% to 50% owned companies accounted for on an equity basis in the amount of ¥163 million and ¥245 million ($2,042 thousand) at March 31, 2002 and 2003, respectively.

Summarized financial information of companies owned 20% to 50%, including ELDis, Inc., 45% owned by Tohoku Pioneer Corporation, a 67% owned subsidiary, accounted for by the equity method of accounting is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	**2003**	**2003**
Current assets	¥ 8,546	**¥19,802**	**$165,017**
Property, plant and equipment	15,579	**27,209**	**226,742**
Other assets	2,928	**338**	**2,816**
Total assets	¥27,053	**¥47,349**	**$394,575**
Current liabilities	¥ 5,359	**¥ 4,857**	**$ 40,475**
Long-term liabilities	660	**27,430**	**228,583**
Shareholders' equity	21,034	**15,062**	**125,517**
Total liabilities and shareholders' equity	¥27,053	**¥47,349**	**$394,575**

	Millions of Yen			Thousands of U.S. Dollars
Year ended March 31	2001	2002	**2003**	**2003**
Net sales	¥4,281	¥7,404	**¥7,845**	**$65,375**
Gross profit	849	996	**808**	**6,733**
Net loss	173	237	**6,802**	**56,683**

6. Intangible assets:

Upon the adoption of SFAS No. 142, as discussed in Note 1, the Company reassessed the useful lives of its intangible assets and determined that it does not have any intangible assets with indefinite lives.

Intangible assets subject to amortization acquired during the year ended March 31, 2003 totaled ¥9,083 million ($75,692 thousand) and primarily consist of software of ¥8,076 million ($67,300 thousand) and patents of ¥511 million ($4,258 thousand). The weighted average amortization periods for software and patents acquired during the year ended March 31, 2003 are 4.1 years and 7.3 years, respectively.

Intangible assets subject to amortization are comprised of the following:

	Millions of Yen				Thousands of U.S. Dollars	
	2002		**2003**		**2003**	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Software	¥18,990	(¥ 8,414)	**¥23,726**	**(¥11,441)**	**$197,717**	**($ 95,342)**
Patents	28,849	(25,562)	**25,472**	**(23,623)**	**212,266**	**(196,858)**
Other	3,061	(1,363)	**2,850**	**(1,365)**	**23,750**	**(11,375)**
Total	¥50,900	(¥35,339)	**¥52,048**	**(¥36,429)**	**$433,733**	**($303,575)**

The aggregate amortization expense for intangible assets for the year ended March 31, 2003 is ¥7,978 million ($66,483 thousand). The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2004	¥5,188	$43,233
2005	4,102	34,183
2006	2,824	23,533
2007	1,361	11,342
2008	839	6,992

Amounts previously reported for net income and basic and diluted earnings per share for the years ended March 31, 2001 and 2002 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and net income and basic and diluted earnings per share for the year ended March 31, 2003 as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	**2003**	**2003**
Reported net income	¥18,298	¥8,047	**¥16,078**	**$133,983**
Add back: Goodwill amortization	610	748	–	–
Adjusted net income	¥18,908	¥8,795	**¥16,078**	**$133,983**

	Yen			U.S. Dollars
	2001	2002	**2003**	**2003**
Basic earnings per share:				
Reported net income	¥101.76	¥44.70	**¥90.24**	**$0.75**
Goodwill amortization	3.39	4.15	–	–
Adjusted net income	¥105.15	¥48.85	**¥90.24**	**$0.75**
Diluted earnings per share:				
Reported net income	¥101.70	¥44.69	**¥90.24**	**$0.75**
Goodwill amortization	3.39	4.15	–	–
Adjusted net income	¥105.09	¥48.84	**¥90.24**	**$0.75**

7. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2002 and 2003 comprise the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	**2003**	**2003**
Bank loans			
Weighted average interest rate 2.04% at March 31, 2002 and 2.01% at March 31, 2003:			
Uncollateralized	¥45,867	**¥29,893**	**$249,108**

Long-term debt at March 31, 2002 and 2003 comprises the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Loans, principally from banks, maturing serially through 2013 interest ranging from 1.39% to 4.00% at March 31, 2002 and from 1.85% to 3.90% at March 31, 2003:			
Collateralized	¥ 6,172	**¥ 3,048**	**$ 25,400**
Uncollateralized	6,160	**4,370**	**36,417**
2.35% Uncollateralized bonds due 2005	15,000	**15,000**	**125,000**
2.80% Uncollateralized bonds due 2008	10,000	**10,000**	**83,333**
Industrial development U.S. dollar revenue bonds due 2005 with fluctuating interest rates (1.65% at March 31, 2002, and 1.59% at March 31, 2003), subject to maximum rates of 15% in 2002 and 2003 and other	896	**752**	**6,267**
Total	38,228	**33,170**	**276,417**
Less—Portion due within one year	2,551	**974**	**8,117**
Total	¥35,677	**¥32,196**	**$268,300**

The outstanding bond indentures generally require the parent company to provide collateral for the outstanding bonds if the parent company provides collateral to new bonds issued in Japan.

Unused lines of credit for short-term financing at March 31, 2003 approximated ¥231,829 million ($1,931,908 thousand) of which ¥30,000 million ($250,000 thousand) relates to commercial paper programs. Unused commitments for long-term financing arrangements at March 31, 2003 amounted to ¥5,000 million ($41,667 thousand). There were no commitment fees.

Land and buildings with a book value of ¥6,176 million ($51,467 thousand) were pledged as collateral for certain long-term loans of the Company at March 31, 2003.

The aggregate annual maturities of long-term debt during the five years ending March 31, 2008 are as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2004	¥ 974	$ 8,117
2005	4,521	37,675
2006	15,927	132,725
2007	258	2,150
2008	250	2,083

Substantially all short-term and long-term loans from banks are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantors with respect to the loans, and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. The Company has no compensating balance arrangements with any lending bank.

8. Pension plans and accrued severance cost:

The parent company and major domestic subsidiaries have trusteed non-contributory defined benefit pension plans which cover substantially all of their employees. The benefits are in the form of annuity payments and/or lump-sum payments and are based on points and length of service and conditions under which termination occurs. The Company's policy is to fund amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to the limitation on deductibility imposed by the Japanese income tax laws. The plan assets are invested primarily in interest-bearing securities, marketable equity securities and loan receivables.

The Company also sponsors a domestic contributory welfare pension plan covering substantially all of its Japanese employees. The benefits of the welfare pension plan are primarily based on years of service and on the average compensation during years of service and subject to governmental regulations. The welfare plan consists of a basic component, which has been specified by the Japanese government's welfare pension regulations, and components established by the Company. During the year ended March 31, 2003, the Company established a new component within the welfare pension plan. The new component covers a part of the parent company's employees. Management considers that a portion of the contributory plan, which is administered by a board of trustees composed of management and labor representatives, represents a welfare pension plan carried on behalf of the Japanese government. Management believes that the benefit obligation for the additional component is approximately one fifth of the total benefit obligation. The welfare pension plan is funded in conformity with the funding requirements of applicable governmental regulations. The plan assets are invested primarily in interest-bearing securities, marketable equity securities and loan receivables.

Net periodic benefit costs for the non-contributory plans and the contributory plan of the parent company and certain domestic subsidiaries for 2001, 2002 and 2003 consisted of the following:

	Millions of Yen						Thousands of U.S. Dollars	
	2001		2002		**2003**		**2003**	
	Non-Contributory Plans	Contributory Plan	Non-Contributory Plans	Contributory Plan	Non-Contributory Plans	Contributory Plan	Non-Contributory Plans	Contributory Plan
Service cost	¥2,519	¥1,312	¥2,657	¥1,288	**¥2,884**	**¥2,400**	**$24,033**	**$20,000**
Interest cost	1,732	2,954	1,662	2,926	**1,695**	**3,195**	**14,125**	**26,625**
Expected return on assets	(2,091)	(2,450)	(1,907)	(2,245)	**(1,606)**	**(1,941)**	**(13,383)**	**(16,175)**
Amortization of unrecognized net actuarial loss	171	276	744	1,287	**1,021**	**1,853**	**8,508**	**15,442**
Amortization of unrecognized net assets at date of application	(163)	(344)	(163)	(344)	**(163)**	**(344)**	**(1,358)**	**(2,867)**
Amortization of unrecognized prior service gain	(535)	–	(535)	(364)	**(535)**	**(364)**	**(4,458)**	**(3,033)**
Net periodic benefit cost	¥1,633	¥1,748	¥2,458	¥2,548	**¥3,296**	**¥4,799**	**$27,467**	**$39,992**
Actuarial assumptions:								
Discount rate	2.8%	4.5%	2.7%	4.3%	**2.2%**	**4.1%**		
Rate of salary increase	–*	3.1%	–*	2.7%	**–***	**2.6%**		
Long-term rate of return on plan assets	4.5%	4.5%	4.5%	4.5%	**3.9%**	**3.9%**		

*Non-contributory plans are not pay-related.

Reconciliations of beginning and ending balances of benefit obligations and the fair value of the plan assets are as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2002		2003		2003	
	Non-Contributory Plans	Contributory Plan	Non-Contributory Plans	Contributory Plan	Non-Contributory Plans	Contributory Plan
Change in benefit obligation:						
Benefit obligation at beginning of year	¥59,391	¥65,023	**¥62,802**	**¥74,305**	**$523,350**	**$619,209**
Service cost	2,657	1,288	**2,884**	**2,400**	**24,033**	**20,000**
Interest cost	1,662	2,926	**1,695**	**3,195**	**14,125**	**26,625**
Plan participants' contribution	–	1,080	**–**	**1,063**	**–**	**8,858**
Actuarial loss	1,492	4,718	**5,086**	**534**	**42,383**	**4,450**
Lump-sum cash payments	(2,078)	–	**(2,607)**	**–**	**(21,725)**	**–**
Benefits paid	(322)	(730)	**(414)**	**(985)**	**(3,450)**	**(8,208)**
Benefit obligation at end of year	¥62,802	¥74,305	**¥69,446**	**¥80,512**	**$578,716**	**$670,934**
Change in plan assets:						
Fair value of plan assets at beginning of year	¥42,334	¥49,899	**¥41,167**	**¥49,778**	**$343,058**	**$414,817**
Actual return on plan assets	(2,494)	(2,855)	**(6,198)**	**(7,963)**	**(51,650)**	**(66,358)**
Employer contribution	3,727	2,384	**3,975**	**2,746**	**33,125**	**22,883**
Plan participants' contribution	–	1,080	**–**	**1,063**	**–**	**8,858**
Lump-sum cash payments	(2,078)	–	**(2,607)**	**–**	**(21,725)**	**–**
Benefits paid	(322)	(730)	**(414)**	**(985)**	**(3,450)**	**(8,208)**
Fair value of plan assets at end of year	¥41,167	¥49,778	**¥35,923**	**¥44,639**	**$299,358**	**$371,992**
Funded status	(¥21,635)	(¥24,527)	**(¥33,523)**	**(¥35,873)**	**($279,358)**	**($298,942)**
Unrecognized actuarial loss	24,605	33,798	**36,474**	**42,383**	**303,950**	**353,192**
Unrecognized net assets at the date of application	(809)	(1,641)	**(646)**	**(1,297)**	**(5,384)**	**(10,808)**
Unrecognized prior service gain	(8,770)	(4,937)	**(8,235)**	**(4,573)**	**(68,625)**	**(38,109)**
Net amount recognized	(¥ 6,609)	¥ 2,693	**(¥ 5,930)**	**¥ 640**	**($ 49,417)**	**$ 5,333**
Amounts recognized in the statement of financial position consist of:						
Accrued benefit liabilities	(¥19,358)	(¥22,063)	**(¥31,037)**	**(¥33,013)**	**($258,642)**	**($275,108)**
Accumulated other comprehensive income	12,749	24,756	**25,107**	**33,653**	**209,225**	**280,441**
Net amount recognized	(¥ 6,609)	¥ 2,693	**(¥ 5,930)**	**¥ 640**	**($ 49,417)**	**$ 5,333**
Accumulated benefit obligation at end of year	¥60,438	¥71,841	**¥66,960**	**¥77,652**	**$558,000**	**$647,100**

The unrecognized prior service gain, the unrecognized actuarial loss and the unrecognized net assets at the date of initial application are being amortized over the average remaining service period of employees, both for the non-contributory plans and for the contributory plan.

Substantially all of the employees of major U.S. and European subsidiaries are covered by a defined benefit pension plan. The projected benefit obligations for the plan and related fair value of plan assets were ¥9,805 million and ¥7,045 million, respectively, at March 31, 2002 and ¥10,732 million ($89,433 thousand) and ¥6,248 million ($52,067 thousand), respectively, at March 31, 2003.

With respect to directors, provision is made for lump-sum severance indemnities on a basis considered adequate for such future payments as may be approved by the shareholders.

In February 2002, the Company announced the closure of the Hiwada plant in Fukushima, Japan because of the transfer of production sites to China. In relation to this closure, the Company recorded special termination benefits for employees' voluntary termination of ¥906 million for the year ended March 31, 2002. In June 2002, Tohoku Pioneer Corporation implemented a voluntary early retirement plan. In relation to this plan, the Company recorded special termination benefits of ¥1,424 million ($11,867 thousand). These special termination benefits were included in the selling, general and administrative expenses.

The net charges to income for worldwide pension plans, severance indemnities and special termination benefits for the years ended March 31, 2001, 2002 and 2003 were ¥4,560 million, ¥8,947 million and ¥13,432 million ($111,933 thousand), respectively.

9. Income taxes:

The Company is subject to a number of different income taxes which, in the aggregate, indicate a normal statutory tax rate of approximately 42% for the years ended March 31, 2001, 2002 and 2003 in Japan. A change in the tax rate was enacted in Japan in March, 2003 and the normal effective statutory tax rate effective for the year beginning April 1, 2004 was changed from 42% to 41%.

The Company's provision for income taxes differed from the provision for income taxes at the normal statutory tax rates in Japan as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	**2003**	**2003**
Computed tax expense at normal statutory tax rate	¥14,361	¥6,444	**¥12,025**	**$100,208**
Increase (decrease) resulting from:				
Changes in valuation allowance, net of effects of carryforward loss expiration and exchange rate changes	2,004	74	**(1,975)**	**(16,458)**
Expenses not deductible for tax purpose				
Domestic	563	737	**284**	**2,367**
Foreign	229	221	**442**	**3,683**
Amortization of goodwill	256	314	**–**	**–**
Difference in foreign and Japanese tax rates	(2,739)	(1,958)	**(1,643)**	**(13,692)**
Effect of tax rate change on deferred taxes	–	–	**836**	**6,967**
Write-down of investment in a subsidiary	(1,092)	–	**–**	**–**
Other	738	890	**(522)**	**(4,350)**
Provision for income taxes	¥14,320	¥6,722	**¥ 9,447**	**$ 78,725**

Total income taxes provided for the years ended March 31, 2001, 2002 and 2003 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	**2003**	**2003**
Provision for income taxes	¥14,320	¥6,722	**¥9,447**	**$78,725**
Shareholders' equity—directly charged (credited):				
Minimum pension liability adjustments	(6,456)	(6,460)	**(8,927)**	**(74,391)**
Net unrealized gains on securities	(3,638)	(1,502)	**(899)**	**(7,492)**
Total	¥ 4,226	(¥1,240)	**(¥ 379)**	**($ 3,158)**

Income before income taxes and income tax expense comprised the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	**2003**	**2003**
Income (loss) before income taxes:				
Domestic	¥ 5,967	(¥ 3,655)	**¥ 9,994**	**$ 83,283**
Foreign	28,226	18,998	**18,636**	**155,300**
	¥34,193	¥15,343	**¥28,630**	**$238,583**
Income taxes—Current:				
Domestic	¥ 4,906	¥ 3,879	**¥ 6,824**	**$ 56,867**
Foreign	10,105	7,228	**7,938**	**66,150**
	¥15,011	¥11,107	**¥14,762**	**$123,017**
Income taxes—Deferred:				
Domestic	(¥ 872)	(¥ 4,501)	**(¥ 3,286)**	**($ 27,383)**
Foreign	181	116	**(2,029)**	**(16,909)**
	(¥ 691)	(¥ 4,385)	**(¥ 5,315)**	**($ 44,292)**

The significant components of the deferred tax assets and liabilities at March 31, 2002 and 2003 are as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2002		2003		2003	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Inventories	¥ 9,214	–	**¥ 8,197**	**–**	**$ 68,308**	**–**
Marketable equity securities	443	¥ 24	**3,831**	**¥1,018**	**31,925**	**$ 8,484**
Accrued expenses	7,901	–	**9,106**	**–**	**75,883**	**–**
Tax loss carryforwards	15,184	–	**11,723**	**–**	**97,692**	**–**
Pension and severance cost	18,589	–	**28,341**	**–**	**236,175**	**–**
Land	2,347	248	**2,216**	**–**	**18,467**	**–**
Depreciation	958	293	**1,563**	**387**	**13,025**	**3,225**
Royalty receivable	953	–	**1,395**	**–**	**11,625**	**–**
Other	17,346	3,568	**18,384**	**2,863**	**153,200**	**23,858**
Total	72,935	4,133	**84,756**	**4,268**	**706,300**	**35,567**
Valuation allowance	(18,299)	–	**(15,292)**	**–**	**(127,433)**	**–**
Total	¥54,636	¥4,133	**¥69,464**	**¥4,268**	**$578,867**	**$35,567**

The valuation allowance principally relates to deferred tax assets for loss carryforwards of subsidiaries.

During the years ended March 31, 2002 and 2003, the valuation allowances were increased by ¥507 million and decreased by ¥3,007 million ($25,058 thousand), respectively.

At March 31, 2003, the Company has tax loss carryforwards which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2004	¥ 728	$ 6,067
2005	2,070	17,250
2006	247	2,058
2007	2,113	17,608
2008	1,678	13,983
Thereafter	25,775	214,792
Total	¥32,611	$271,758

No provision for income taxes is recognized on undistributed earnings of foreign subsidiaries where the Company considers that such earnings are reinvested or would not, under the present Japanese tax laws, be subject to additional taxation should they be distributed to the parent company. Undistributed earnings of foreign subsidiaries (including related foreign currency translation adjustments) at March 31, 2002 and 2003 amounted to approximately ¥133,934 million and ¥133,923 million ($1,116,025 thousand), respectively. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings.

The domestic undistributed earnings would not, under the present Japanese tax laws, be subject to additional taxation.

10. Shareholders' equity:

Common Stock and Capital Surplus—

As permitted by the Commercial Code of Japan (the "Code") prior to April 1, 1991, the parent company had made free share distributions which were accounted for by a transfer from capital surplus to common stock or without any transfers in the capital accounts.

Companies in the United States issuing shares in similar transactions would be required to account for them as stock dividends. Had the distributions been accounted for in the manner adopted by the United States companies, ¥179,076 million ($1,492,300 thousand) would have been transferred from retained earnings to appropriate capital accounts as of March 31, 2003.

Retained Earnings—

Retained earnings consist of legal reserve and unappropriated retained earnings.

The parent company is subject to the Code amendments which became effective from October 1, 2001. Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to capital surplus. Effective October 1, 2001, the revised Code eliminated common stock par values resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be determined based on total capital surplus and legal reserve. The amount of total capital surplus and legal reserve which exceeds 25% of stated capital is available for appropriations by resolution of the shareholders.

The Code permits companies to transfer a portion of capital surplus and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Prior to October 1, 2001, the Code imposed certain restrictions on the purchase and sale of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to purchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors on and after April 1, 2002.

The amount available for dividends under the Code was ¥132,962 million ($1,108,017 thousand) as of March 31, 2003, that is based on the amount recorded in the parent company's general books and records maintained in accordance with accepted Japanese accounting practices. The adjustments are included in the accompanying consolidated financial statements to conform with U.S. GAAP, but are not recorded in the books, and have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment as described above, the Code imposes certain limitations on the amount of retained earnings available for dividends.

At the general shareholders meeting held on June 27, 2002, the shareholders of the parent company authorized the repurchase of 10,000,000 shares of their common stock at the maximum. In August, 2002, November, 2002 and February, 2003, the parent company repurchased 1,610,000 shares, 2,000,000 shares and 1,500,000 shares of their common stock, respectively, in the market for the aggregate cost of ¥11,492 million ($95,767 thousand) as a publicly announced plan to improve capital efficiency pursuant to a revision in the Code.

The appropriations of retained earnings for the year ended March 31, 2003, which have been incorporated in the accompanying financial statements, will be proposed for approval at the general shareholders' meeting to be held on June 27, 2003, and will be recorded in the parent company's general books of account after shareholders' approval.

11. Stock-based compensation plans:

The Company has two types of stock-based compensation plans as incentive plans for directors and selected employees.

Warrant plan—

Upon issuance of detachable warrant bonds by the parent company, a consolidated subsidiary purchased all of the bonds and the Company distributed the warrants at fair value to directors and certain employees of the Company as a part of their remuneration.

Stock option plan—

In accordance with approval of shareholders' meetings on June 29, 2000 and June 28, 2001, the Company granted share subscription rights to employees. Also, in accordance with approval of shareholders' meeting on June 27, 2002, the Company granted share acquisition rights to directors and certain employees of the Company. The Company recorded the fair value of the stock option as a part of their remuneration.

A summary of information for the Company's stock-based compensation plans is as follows:

Year	Plan	Exercisable Period	Yen		Number of Shares (Thousands)
			Weighted-Average Exercise Price	Weighted-Average Grant Date Share Price	
2001	Warrant	From July 2, 2001 to September 25, 2003	¥4,728	¥4,543	284
2001	Stock option	From July 1, 2002 to June 30, 2005	4,400	4,250	191
2002	Warrant	From July 1, 2002 to August 26, 2004	3,266	2,700	413
2002	Stock option	From July 1, 2003 to June 30, 2006	3,791	3,750	191
2003	Stock option	From July 1, 2004 to June 29, 2007	**2,477**	**2,170**	**564**

Year	Plan	Exercisable Period	U.S. Dollars	
			Weighted-Average Exercise Price	Weighted-Average Grant Date Share Price
2003	Stock option	From July 1, 2004 to June 29, 2007	**$20.64**	**$18.08**

Remuneration cost recognized for stock-based compensation plans for the years ended March 31, 2001, 2002 and 2003 were ¥362 million, ¥346 million and ¥149 million ($1,242 thousand), respectively.

The weighted-average fair value per share at the date of grant for the warrants and the stock options granted during the years ended March 31, 2001, 2002 and 2003 were ¥762, ¥573 and ¥704 ($5.87), respectively. The fair value of the warrants and the stock options granted on the date of grant, which is amortized to expense over the vesting period, is estimated using the Black-Scholes option-valuation model with the following weighted-average assumptions:

	2001	2002	2003
Risk-free interest rate	0.86%	0.25%	**0.24%**
Expected lives	3.48 years	3.48 years	**3.48 years**
Expected volatility	48.19%	50.61%	**52.81%**
Expected dividends	0.36%	0.41%	**0.69%**

A summary of the status of the Company's warrants and options as of March 31, 2001, 2002 and 2003, and changes during the years is as follows:

	Number of Shares (Thousands)	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price per Share	
			Yen	U.S. Dollars
Outstanding at March 31, 2000	574	1.9	¥2,452	
Granted	475		4,597	
Exercised	(306)		2,551	
Outstanding at March 31, 2001	743	2.4	3,782	
Granted	604		3,432	
Exercised	(170)		2,425	
Outstanding at March 31, 2002	1,177	2.5	¥3,798	
Granted	**564**		**2,477**	**$20.64**
Expired	**(98)**		**2,188**	**18.23**
Outstanding at March 31, 2003	**1,643**	**2.5**	**¥3,441**	**$28.68**
Exercisable at March 31, 2002	382		¥4,075	
Exercisable at March 31, 2003	**888**		**¥3,977**	**$33.14**

12. Other comprehensive income:

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of Yen			
	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at March 31, 2000	(¥ 2,792)	¥11,747	(¥45,397)	(¥36,442)
Adjustments for the year	(8,847)	(5,085)	21,723	7,791
Balance at March 31, 2001	(11,639)	6,662	(23,674)	(28,651)
Adjustments for the year	(8,848)	(2,079)	14,842	3,915
Balance at March 31, 2002	(20,487)	4,583	(8,832)	(24,736)
Adjustments for the year	**(12,188)**	**(1,235)**	**(17,470)**	**(30,893)**
Balance at March 31, 2003	**(¥32,675)**	**¥ 3,348**	**(¥26,302)**	**(¥55,629)**

	Thousands of U.S. Dollars			
	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at March 31, 2002	($170,725)	$38,192	($ 73,600)	($206,133)
Adjustments for the year	**(101,567)**	**(10,292)**	**(145,583)**	**(257,442)**
Balance at March 31, 2003	**($272,292)**	**$27,900**	**($219,183)**	**($463,575)**

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of Yen			
	Before-Tax Amount	Tax (Expense) or Benefit	Minority Interest	Net-of-Tax Amount
2001:				
Minimum pension liability adjustments	(¥15,375)	¥ 6,456	¥ 72	(¥ 8,847)
Net unrealized gains on securities:				
Unrealized holding losses arising during year	(7,432)	3,121	45	(4,266)
Less—Reclassification adjustment for gains realized in net income	(1,308)	517	(28)	(819)
Net unrealized losses	(8,740)	3,638	17	(5,085)
Foreign currency translation adjustments	22,353	–	(630)	21,723
Other comprehensive income (loss)	(¥ 1,762)	¥10,094	(¥541)	¥ 7,791
2002:				
Minimum pension liability adjustments	(¥15,380)	¥ 6,460	¥ 72	(¥ 8,848)
Net unrealized gains on securities:				
Unrealized holding losses arising during year	(5,404)	2,270	7	(3,127)
Less—Reclassification adjustment for losses realized in net income	1,828	(768)	(12)	1,048
Net unrealized losses	(3,576)	1,502	(5)	(2,079)
Foreign currency translation adjustments	15,338	–	(496)	14,842
Other comprehensive income (loss)	(¥ 3,618)	¥ 7,962	(¥429)	¥ 3,915
2003:				
Minimum pension liability adjustments	**(¥21,255)**	**¥ 8,927**	**¥140**	**(¥12,188)**
Net unrealized gains on securities:				
Unrealized holding losses arising during year	**(3,502)**	**1,472**	**7**	**(2,023)**
Less—Reclassification adjustment for losses realized in net income	**1,366**	**(573)**	**(5)**	**788**
Net unrealized losses	**(2,136)**	**899**	**2**	**(1,235)**
Foreign currency translation adjustments	**(18,178)**	**–**	**708**	**(17,470)**
Other comprehensive income (loss)	**(¥41,569)**	**¥ 9,826**	**¥850**	**(¥30,893)**

	Thousands of U.S. Dollars			
	Before-Tax Amount	Tax (Expense) or Benefit	Minority Interest	Net-of-Tax Amount
2003:				
Minimum pension liability adjustments	**($177,125)**	**$74,391**	**$1,167**	**($101,567)**
Net unrealized gains on securities:				
Unrealized holding losses arising during year	**(29,183)**	**12,267**	**58**	**(16,858)**
Less—Reclassification adjustment for losses realized in net income	**11,383**	**(4,775)**	**(42)**	**6,566**
Net unrealized losses	**(17,800)**	**7,492**	**16**	**(10,292)**
Foreign currency translation adjustments	**(151,483)**	**–**	**5,900**	**(145,583)**
Other comprehensive income (loss)	**($346,408)**	**$81,883**	**$7,083**	**($257,442)**

13. Supplemental information:

Supplemental information for the years ended March 31, 2001, 2002 and 2003 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	**2003**	**2003**
Research and development expenses charged to cost and expenses	¥37,105	¥39,050	**¥45,388**	**$378,233**
Advertising costs charged to expense as incurred	10,434	13,117	**11,836**	**98,633**

Other—net as shown in other income (expenses) for the years ended March 31, 2001, 2002 and 2003 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	**2003**	**2003**
Gains (losses) on sale and write-down of investments and securities	¥ 254	(¥2,287)	**(¥1,393)**	**($11,608)**
Other	1,607	(202)	**640**	**5,333**
Total	¥1,861	(¥2,489)	**(¥ 753)**	**($ 6,275)**

14. Leased assets:

The Company leases certain land, machinery and equipment, office space, warehouses, computer equipment and employees' residential facilities primarily under operating leases.

Rental expenses under operating leases for the years ended March 31, 2001, 2002 and 2003 aggregated ¥5,962 million, ¥6,777 million and ¥6,806 million ($56,717 thousand), respectively. Such rentals relate principally to cancelable leases which are renewable upon expiration.

The net minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2003 are as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2004	¥3,403	$28,358
2005	2,406	20,050
2006	1,461	12,175
2007	862	7,183
2008	435	3,625
Thereafter	992	8,267
Total minimum future rentals	¥9,559	$79,658

15. Financial instruments:

Derivatives—

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates and interest rates. Derivative financial instruments are utilized by the Company to reduce those risks but are not held or issued for trading purposes.

To hedge certain purchase and sale commitments and anticipated but not yet committed transactions denominated in other than functional currencies, the Company enters into forward exchange contracts and purchases and writes currency options. Written options are entered into only with purchased options.

The notional amounts of forward exchange contracts as of March 31, 2002 and 2003 were ¥3,031 million and ¥8,496 million ($70,800 thousand), respectively. The notional amounts of currency options purchased were ¥1,440 million and ¥1,558 million ($12,983 thousand) as of March 31, 2002 and 2003, respectively. The notional amount of currency options written was ¥1,440 million and ¥1,558 million ($12,983 thousand) as of March 31, 2002 and 2003, respectively.

To change currency and interest rate features of intercompany finance transactions, the Company entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, the U.S. dollars floating interest rate intercompany borrowings into Japanese yen fixed interest rate borrowings and euro floating interest rate borrowings. The notional amounts of currency swap contracts as of March 31, 2002 and 2003 were ¥42,882 million and ¥32,255 million ($268,792 thousand), respectively.

Concentration of Credit Risk—

The Company distributes its products to a diverse group of domestic and foreign customers. Trade receivables arising from these sales represent credit risk to the Company. However, due to the large number and diversity of the Company's customer base, concentration of credit risk with respect to trade receivables is limited. The Company performs ongoing credit evaluation of its customers' financial condition and, generally, requires no collateral from its customers.

Derivative financial instruments that the Company holds or issues may expose the Company to credit risks if the counterparties are unable to meet the terms of such contracts.

The Company minimizes credit risk exposure of these derivatives by limiting the counterparties to major international banks and financial institutions as well as avoiding concentration with certain counterparties, and also by making frequent credit reviews of these counterparties. Management does not expect to incur any significant losses as the result of counterparty default.

16. Fair value of financial instruments:

The following table presents the carrying amounts and fair values of the Company's financial instruments at March 31, 2002 and 2003:

	Millions of Yen				Thousands of U.S. Dollars	
	2002		2003		2003	
	Assets (liabilities)		Assets (liabilities)		Assets (liabilities)	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:						
Available-for-sale securities	¥21,815	¥21,815	**¥14,831**	**¥14,831**	**$123,592**	**$123,592**
Long-term receivables	374	365	**292**	**288**	**2,433**	**2,400**
Other financial instruments						
Forward exchange contracts	–	–	**13**	**13**	**108**	**108**
Currency swap	1,846	1,846	–	–	–	–
Currency option	2	2	–	–	–	–
Liabilities:						
Long-term debt, including current maturity	(38,228)		**(33,170)**		**(276,417)**	
Less—Capital lease obligations	62		**3**		**25**	
Long-term debt—net	(38,166)	(38,963)	**(33,167)**	**(34,727)**	**(276,392)**	**(289,392)**
Other financial instruments:						
Forward exchange contracts	(33)	(33)	**(250)**	**(250)**	**(2,083)**	**(2,083)**
Currency swap	–	–	**(2,076)**	**(2,076)**	**(17,300)**	**(17,300)**
Currency option	(10)	(10)	**(7)**	**(7)**	**(58)**	**(58)**

Estimation of Fair Values—

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach is applied to cash and cash equivalents, trade receivables, short-term borrowings and trade payables.

The carrying amounts and the fair values of available-for-sale securities are disclosed in Note 3.

Sundry investments included equity interests in non-public companies, amounting to ¥2,591 million and ¥2,404 million ($20,033 thousand) at March 31, 2002 and 2003, respectively, and memberships amounting to ¥612 million and ¥503 million ($4,192 thousand) at March 31, 2002 and 2003, respectively. The corresponding fair values at those dates were not computed as such estimation is not practicable.

The fair values of long-term receivables were estimated by discounting estimated future cash flows using current interest rates.

The fair values of the Company's long-term debt were estimated using a discounted cash flow analysis based on incremental borrowing rates for similar types of borrowing arrangements.

The fair values of forward exchange contracts were estimated based on the quoted market rates of similar contracts. The currency swap and the interest rate swap were valued at replacement cost. The fair values of foreign currency options were measured using valuation models.

17. Basic and diluted earnings per share:

A reconciliation of the numerators and denominators of basic and diluted net income per share computation for the years ended March 31, 2001, 2002 and 2003 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	**2003**	**2003**
Net income available to common shareholders	¥18,298	¥8,047	**¥16,078**	**$133,983**

	Number of Shares (Thousands)		
Weighted average common shares outstanding	179,813	180,032	**178,168**
Effect of dilutive warrants	103	32	**2**
Effect of stock options	–	–	**1**
Diluted common shares outstanding	179,916	180,064	**178,171**

	Yen			U.S. Dollars
Net income per share				
Basic	¥101.76	¥44.70	**¥90.24**	**$0.75**
Diluted	101.70	44.69	**90.24**	**0.75**

18. Supplemental schedule:

The changes in allowance for doubtful receivables for the years ended March 31, 2001, 2002 and 2003 are as follows:

	Millions of Yen				
Allowance for Doubtful Receivables	Balance at Beginning of Period	Charged (Credited) to Costs and Expenses	Deductions for Accounts Written Off	Translation Adjustments	Balance at End of Period
2001	¥8,993	¥1,164	(¥ 861)	¥525	¥9,821
2002	9,821	(153)	(4,660)	311	5,319
2003	**5,319**	**411**	**(765)**	**(334)**	**4,631**

	Thousands of U.S. Dollars				
Allowance for Doubtful Receivables	Balance at Beginning of Period	Charged (Credited) to Costs and Expenses	Deductions for Accounts Written Off	Translation Adjustments	Balance at End of Period
2003	**$44,325**	**$3,425**	**($6,375)**	**($2,783)**	**$38,592**

The change in warranty reserve for the year ended March 31, 2003 is as follows:

Warranty Reserve	Balance at Beginning of Period	Provision	Payments	Translation Adjustments	Balance at End of Period
	Millions of Yen				
2003	¥6,481	¥7,642	(¥7,374)	(¥256)	¥6,493

Warranty Reserve	Balance at Beginning of Period	Provision	Payments	Translation Adjustments	Balance at End of Period
	Thousands of U.S. Dollars				
2003	$54,008	$63,683	($61,450)	($2,133)	$54,108

19. Commitments and contingent liabilities:

Commitments outstanding at March 31, 2003 for the purchase of property, plant and equipment and advertisement payments approximated ¥7,562 million ($63,017 thousand).

Contingent liabilities at March 31, 2003 principally for loans guaranteed in the ordinary course of business amounted to ¥27,469 million ($228,908 thousand).

Loans guaranteed at March 31, 2003 consist of follows:

Guarantee for	Guaranteed until	Guaranteed amount: Millions of Yen	Guaranteed amount: Thousands of U.S. Dollars
Affiliated company	May 31, 2012–October 22, 2012	¥25,000	$208,333
Affiliated company	March 31, 2004–October 25, 2004	1,142	9,517
Customer	March 31, 2004	1,127	9,392
Total		¥27,269	$227,242

The Company entered into these guarantee agreements to sustain the business relationships.

The Company will be required to pay the guaranteed amounts if the affiliated companies or customers are unable to repay.

During the year ended March 31, 2001, the Company received a notice of proposed assessment from the German tax authorities for approximately EUR21 million (¥2,721 million translated at the current foreign exchange rate at March 31, 2003) relating to a tax position taken in prior years concerning intercompany purchase prices. The Company officially challenged the proposed assessment by arbitration procedures. There was no progress during the year ended March 31, 2003. In the opinion of management, it is not possible at this time to determine the ultimate resolution of this matter.

In June 2002, the Company received a notice from the United States Internal Revenue Service ("IRS") for additional taxes of approximately $66 million (¥7,933 million translated at the foreign exchange rate at March 31, 2003) relating to an adjustment to transfer prices between affiliated companies for the years ended March 31, 1997 through 1999. In October 2002, the Company filed protest against the assessment. In the opinion of management, it is not possible at this time to determine the ultimate outcome of this matter.

20. Remuneration of directors, executive officers and corporate auditors:

The aggregate remuneration (including bonuses and stock-based compensation [See Note 11]) charged to income by the parent company for directors, executive officers and corporate auditors for the years ended March 31, 2001, 2002 and 2003 totaled ¥811 million, ¥876 million and ¥965 million ($8,042 thousand), respectively.

Independent Auditors' Report

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

To the Board of Directors and Shareholders of Pioneer Corporation:

We have audited the accompanying consolidated balance sheets of Pioneer Corporation and subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2003 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements do not present segment information concerning the Company's operations which, in our opinion, is required for a complete presentation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of segment information disclosures, such consolidated financial statements present fairly, in all material respects, the financial position of Pioneer Corporation and subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 9, 2003

GENERAL INFORMATION ON SHARES

SHARES OF COMMON STOCK

(Tokyo Stock Exchange since 1961, Osaka Securities Exchange since 1968)

Transfer Agent
UFJ Trust Bank Limited
4-3, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-0005, Japan

Its Liaison Offices in Japan
All offices in Japan of UFJ Trust Bank Limited,
and The Nomura Securities Co., Ltd.

CURAÇAO DEPOSITARY RECEIPTS

(Euronext Amsterdam since 1969)

Depositary
Caribbean Depositary Company N.V.
Berg Arrarat 1, Willemstad, Curaçao,
Netherlands Antilles

Paying Agent and Agent of Depositary
Fortis Bank (Nederland) N.V.
Rokin 55, Postbus 243, 1000 AE Amsterdam,
The Netherlands

Custodian
The Bank of Tokyo-Mitsubishi, Ltd.
3-2, Nihombashi Hongoku-cho 1-chome, Chuo-ku,
Tokyo 103-0021, Japan

AMERICAN DEPOSITARY RECEIPTS

(New York Stock Exchange since 1976; symbol is PIO)

PIO
LISTED
NYSE.

Depositary and Registrar
Citibank, N.A., ADR Department
111 Wall Street, 20th Floor, Zone 7
New York, New York 10005, U.S.A.
Phone: (877) 248-4237 (toll-free)
Fax: (201) 324-3284
E-mail: citibank@em.fcnbd.com
Website: http://www.citibank.com/adr

Custodian
The Bank of Tokyo-Mitsubishi, Ltd.
3-2, Nihombashi Hongoku-cho 1-chome, Chuo-ku,
Tokyo 103-0021, Japan

Pioneer Corporation has introduced Citibank's "International Direct Investment Program" and BUYandHOLD's "Online Stock Purchase Service" for existing holders and first-time purchasers of American Depositary Shares (ADSs).

To obtain further information about these services, please access "How to Buy ADRs" at Pioneer's website: http://www.pioneer.co.jp/corp/ir/index-e.html

DISTRIBUTION OF SHARE-OWNERSHIP *(As of March 31, 2003)*

	Number of shareholders	Number of shares held (thousand)	Percentage of shareholdings to total issued shares (%)
Japanese government and local public bodies	1	6	0.00
Japanese financial institutions	125	89,324	49.61
Japanese securities companies	37	749	0.42
Other Japanese business corporations	310	4,271	2.37
Foreign corporations and individuals	444	53,927	29.95
Japanese individuals and others	25,146	31,784	17.65
Total	26,063	180,063	100.00

Notes:
1. All numbers of shares less than one thousand are disregarded.
2. Japanese individuals and others include 4,629 thousand shares (2.57%) as treasury stock held by the Company.

For further information, please contact:

Pioneer Corporation
4-1, Meguro 1-chome, Meguro-ku,
Tokyo 153-8654, Japan

Shareholder Relations Group
Phone: +81-3-3495-4926
Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp

Investor Relations Department
Phone: +81-3-3495-6774
Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp

Pioneer North America, Inc.
Legal and Shareholder Relations Department
2265 East 220th Street,
Long Beach, California 90810, U.S.A.
Phone: +1-310-952-2210
Fax: +1-310-952-2199

Investor Relations
Ten Bank Street, Suite 1060,
White Plains, New York 10606, U.S.A.
Phone: +1-914-259-0006 Ext: 333
Fax: +1-914-259-0010
E-mail: investor_relations@pioneer-usa.com

Pioneer Europe NV
Corporate Planning Division
Haven 1087, Keetberglaan 1,
9120 Melsele, Belgium
Phone: +32-3-570-05-11
Fax: +32-3-570-08-86

Investor Relations
Pioneer House, Hollybush Hill,
Stoke Poges, Slough SL2 4QP, U.K.
Phone: +44-1753-789889
Fax: +44-1753-664010
E-mail: investor_relations@mmd.pioneer.be

Note: Form 20-F annual report filed with the United States Securities and Exchange Commission and other financial information are available at: http://www.pioneer.co.jp/corp/ir/index-e.html

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made in this report with respect to our current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on the belief that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to implement successfully our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance the brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.

CORPORATE PROFILE

Pioneer Corporation, incorporated as an audio speaker manufacturer in 1938, has grown into a group of companies working globally to offer innovative electronics products for consumer and business use. The Company has continuously taken the lead in a broad spectrum of electronics equipment ranging from interactive cable-TV systems, laser discs and GPS car navigation systems, to DVD players and recorders, plasma displays, OEL displays and digital broadcast set-top boxes.

To realize the Pioneer group's philosophy of "Move the Heart and Touch the Soul," we defined our vision as an "Entertainment-Creating Company," and devised the slogan *sound.vision.soul* to communicate our group philosophy and vision to customers around the world. In line with this philosophy, we will stay focused on satisfying customers and shareholders with products that "Move the Heart and Touch the Soul."

PIONEER GROUP CHARTER FOR CORPORATE OPERATIONS

We, the executives and employees of Pioneer, will operate our corporate activities based on a high standard of ethics, and aim to win the confidence of our stakeholders by contributing to society as responsible corporate citizens.

- We will provide products and services that are useful, reliable, and safe.
- We will operate our corporate activities fairly.
- We will continue efforts to conserve materials and energy, and reduce impact on the Earth's environment.
- We will strive for fair disclosure of information about our corporate activities.
- We will undertake effective risk management to deal with unforeseen incidents as quickly and sincerely as possible.
- We will properly manage and protect our assets and rights.
- We will endeavor to contribute to society from a global perspective.
- We will aim to pursue our corporate activities, always with respect for humanity.


http://www.pioneer.co.jp

PIONEER CORPORATION

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